UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES Interim CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the three-months period ended March 31, 2024

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

As of March 31, 2024 (UNAUDITED) and December 31, 2023 (AUDITED)

ASSETS	Notes	As of March 31, 2024	As of December 31, 2023
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	692,386,240	618,154,016
Others financial assets	7	11,076,667	7,440,650
Others non-financial assets	9	36,545,476	29,674,705
Trade and other current receivables	10	404,033,048	446,486,753
Accounts receivable from related parties	11	6,533,920	9,040,528
Inventories	12	433,720,308	425,728,432
Biological assets	13	11,540,705	14,764,284
Current tax assets	25	34,289,979	28,786,247
Total current assets other than non-current assets of disposal groups classified as held for sale		1,630,126,343	1,580,075,615
Non-current assets of disposal groups classified as held for sale	14	20,880,877	21,607,472
Total Non-current assets of disposal groups classified as held for sale		20,880,877	21,607,472
Total current assets		1,651,007,220	1,601,683,087

Non-current assets
Others financial assets	7	31,126,314	29,981,745
Others non-financial assets	9	14,574,068	12,311,027
Trade and other non-current receivables	10	3,366,957	3,313,742
Accounts receivable from related parties	11	42,506	42,506
Investments accounted for using equity method	16	177,649,601	149,593,180
Intangible assets other than goodwill	17	183,498,826	153,123,207
Goodwill	18	148,182,721	127,592,056
Property, plant and equipment (net)	19	1,433,997,921	1,273,987,695
Investment property	20	11,219,795	8,121,156
Right of use assets	22	37,753,382	35,745,221
Deferred tax assets	25	24,673,267	28,451,658
Total non-current assets		2,066,085,358	1,822,263,193
Total Assets		3,717,092,578	3,423,946,280

F-4
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

As of March 31, 2024 (UNAUDITED) and December 31, 2023 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of March 31, 2024	As of December 31, 2023
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	74,023,348	107,151,600
Current lease liabilities	22	6,994,710	7,142,360
Trade and other current payables	23	390,208,996	434,974,163
Accounts payable to related parties	11	67,980,409	55,140,630
Other current provisions	24	2,477,428	2,500,727
Current tax liabilities	25	22,531,262	9,938,664
Provisions for employee benefits	26	29,634,623	38,713,293
Others non-financial liabilities	27	71,719,734	31,921,197
Total current liabilities		665,570,510	687,482,634
Non-current liabilities
Others financial liabilities	21	1,300,518,981	1,234,246,107
Non-current lease liabilities	22	35,226,387	34,061,739
Trade and other non-current payables	23	108,815	88,596
Accounts payable to related parties	11	536,083	536,083
Other non-current provisions	24	255,009	217,572
Deferred taxes liabilities	25	134,518,061	86,356,895
Provisions for employee benefits	26	40,960,616	39,586,368
Others non-current non-financial liabilities	27	3,863,090	3,987,705
Total non-current liabilities		1,515,987,042	1,399,081,065
Total Liabilities		2,181,557,552	2,086,563,699

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(42,331,324)	(240,200,116)
Retained earnings		911,407,559	895,871,552
Total equity attributable to equity holders of the parent		1,431,769,581	1,218,364,782
Non-controlling interests	29	103,765,445	119,017,799
Total Shareholders' Equity		1,535,535,026	1,337,382,581
Total Liabilities and Shareholders' Equity		3,717,092,578	3,423,946,280

F-5
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the three-months periods ended as of March 31,
		2024	2023
		ThCh$	ThCh$
Net sales	6	746,023,982	732,030,759
Cost of sales	30	(393,897,326)	(377,085,577)
Gross margin		352,126,656	354,945,182
Others income by function	31	1,064,779	801,632
Distribution costs	30	(134,752,730)	(138,549,179)
Administrative expenses	30	(42,611,167)	(32,358,416)
Others expenses by function	30	(86,913,343)	(80,616,940)
Other gains (losses)	32	1,064,348	(7,452,796)
Income from operational activities		89,978,543	96,769,483
Finance income	33	12,703,221	10,393,133
Finance costs	33	(19,368,518)	(20,451,345)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(3,317,839)	(3,818,770)
Gains (losses) on exchange differences	33	(8,467,435)	(4,327,369)
Result as per adjustment units	33	(1,879,441)	(1,656,078)
Income before taxes		69,648,531	76,909,054
Income tax (expense) benefit	25	(14,620,924)	(15,347,635)
Net income of period		55,027,607	61,561,419

Net income attributable to:
Equity holders of the parent		52,202,733	58,367,987
Non-controlling interests	29	2,824,874	3,193,432
Net income of period		55,027,607	61,561,419
Basic earnings per share (Chilean pesos) from:
Continuing operations		141.28	157.96
Diluted earnings per share (Chilean pesos) from:
Continuing operations		141.28	157.96

F-6
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the three-months periods ended as of March 31,
		2024	2023
		ThCh$	ThCh$
Net income of period		55,027,607	61,561,419
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	299,834	(645,855)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		299,834	(645,855)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	182,607,608	(41,934,336)
Gains (losses) on cash flow hedges	28	1,987,071	1,847,828
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		184,594,679	(40,086,508)
Others comprehensive income (loss), before tax		184,894,513	(40,732,363)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	(80,955)	174,381
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		(80,955)	174,381
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	(536,509)	(498,914)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(536,509)	(498,914)
Total other comprehensive income (loss)		184,277,049	(41,056,896)
Comprehensive income		239,304,656	20,504,523
Comprehensive income attributable to:
Equity holders of the parent		231,942,017	19,701,735
Non-controlling interests		7,362,639	802,788
Total Comprehensive income (expense)		239,304,656	20,504,523

F-7
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(29,183,994)	(29,183,994)	-	(29,183,994)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,388,819)	(8,388,819)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,171,343	1,171,343
Total comprehensive income (loss) (6)	-	(40,971,382)	1,364,365	(419,710)	1,360,475	(38,666,252)	58,367,987	19,701,735	802,788	20,504,523
Other increases (decreases) for other changes (7)	-	-	-	-	(25,949,059)	(25,949,059)	-	(25,949,059)	-	(25,949,059)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	1,355,555	1,355,555
Total changes in equity	-	(40,971,382)	1,364,365	(419,710)	(25,497,022)	(65,523,749)	29,183,990	(36,339,759)	(7,355,753)	(43,695,512)
AS OF MARCH 31, 2023 (Unaudited)	562,693,346	(81,010,472)	(2,816,596)	(10,770,804)	(61,638,348)	(156,236,220)	872,229,181	1,278,686,307	113,587,234	1,392,273,541
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,961,655)	(31,961,655)	-	(31,961,655)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20,864,709)	(20,864,709)	-	(20,864,709)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,037,509)	(14,037,509)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (7)	-	-	-	-	(28,406,226)	(28,406,226)	-	(28,406,226)	-	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023 (Audited)	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends according to policy (3)	-	-	-	-	-	-	(26,101,366)	(26,101,366)	-	(26,101,366)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(2,435,235)	(2,435,235)
Total comprehensive income (loss) (6)	-	178,121,717	1,390,465	227,102	-	179,739,284	52,202,733	231,942,017	7,362,639	239,304,656
Other increases (decreases) for other changes (7)	-	-	-	-	28,554,664	28,554,664	-	28,554,664	-	28,554,664
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(10,425,156)	(10,425,156)	-	(10,425,156)	(21,124,192)	(31,549,348)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	944,434	944,434
Total changes in equity	-	178,121,717	1,390,465	227,102	18,129,508	197,868,792	15,536,007	213,404,799	(15,252,354)	198,152,445
AS OF MARCH 31, 2024 (Unaudited)	562,693,346	20,026,332	(5,940,903)	(9,090,460)	(47,326,293)	(42,331,324)	911,407,559	1,431,769,581	103,765,445	1,535,535,026

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interin dividends that was paid on November 29, 2023, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the dividends declared or paid as of December 31 of each year.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 15 - Business Combinations, letter a).
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C, number (4) and Note 16 - Investments accounted for using equity method, number for 2023.
(8)	See Note 1 - General information, letter C, number (4)
(9)	See Note 1 - General information, letter C, number (3).

F-8
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the three-months periods ended as of March 31,
		2024	2023
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,071,409,644	1,038,847,812
Others proceeds from operating activities		8,121,234	9,905,958
Classes of cash payments from operating activities:
Payments of operating activities		(709,940,630)	(688,322,773)
Payments of salaries		(105,787,713)	(103,911,274)
Others payments for operating activities		(130,834,661)	(139,218,706)
Cash flow from operations		132,967,874	117,301,017
Dividends received		100	7,760
Interest paid		(19,532,306)	(24,811,635)
Interest received		12,671,128	10,397,613
Income tax paid		(5,647,184)	(18,661,397)
Other cash movements	32	820,571	9,391,301
Net cash inflows from operating activities		121,280,183	93,624,659

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	-	(2,000,000)
Others payments to acquire interests in joint ventures	8	(9,214,316)	-
Proceeds from sales of property, plan and equipment		86,284	132,064
Purchase of property, plant and equipment		(44,446,452)	(22,090,580)
Purchases of intangibles assets		(401,315)	(784,887)
Net cash (outflow) from investing activities		(53,975,799)	(24,743,403)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(31,549,348)	(3,205,058)
Proceeds from long-term loans and bonds		-	484,551
Proceeds from short-term loans and bonds		11,987,083	3,395,232
Total proceeds from loans and bonds		11,987,083	3,879,783
Loan and bonds payments		(18,632,260)	(43,706,150)
Proceeds from issuing shares		944,434	1,355,553
Payments of lease liabilities		(2,821,518)	(2,811,029)
Dividends paid		-	(3,319,827)
Other cash movements		-	270,263
Net cash (outflow) flow from financing activities		(40,071,609)	(47,536,465)

Net (decrease) increase in cash and cash equivalents		27,232,775	21,344,791
Effects of exchange rate changes on cash and cash equivalents		46,999,449	(46,116,968)
Increase (decrease) in cash and cash equivalents		74,232,224	(24,772,177)

Cash and cash equivalents at beginning of the year		618,154,016	597,081,675
Cash and cash equivalents at end of the period	8	692,386,240	572,309,498

F-9
The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 1    General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of March 31, 2024, the Company had a total 9,120 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	90	486
Others workers	324	8,620
Total	423	9,120

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2023 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of March 31, 2023.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated. The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia and United Kingdom that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian and Sterling Pound, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C, number (5)), adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni and Amstel brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia. In December 2015, the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licence agreement to brew and/or market these brands. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began, the import and marketing of the Kunstmann brand and local production of Heineken beer began. In October 2021, the local production of the Sol brand began.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (9)	August 2033
Amstel in Uruguay (16)	In process
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2024
Blue Moon in Argentina (19)	December 2028
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (8)	December 2024
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	March 2028
Heineken in Paraguay (1)	May 2026
Heineken in Uruguay (9)	10 years renewables
Mas in Uruguay (15)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (10)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (13)	December 2026
Miller in Uruguay (6)	July 2026
Nestlé Pure Life in Chile (6)	December 2027
Paulaner in Paraguay	April 2025
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (11)	Indefinitely
Rockstar in Chile (17)	December 2043
Sol in Argentina (9)	10 years renewables
Sol in Chile (9)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay (1)	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia	March 2028
Warsteiner in Argentina (14)	May, 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (12)	July 2026

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(6)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(7)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(9)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(10)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	Indefinite contract, notice of termination 6 months in advance.
(12)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Babidas del Paraguay S.A.
(13)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(14)	Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.
(15)	License automatically renewable for periods of 10 years.
(16)	Distribution started,distribution agremment under negociation.
(17)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.
(18)	The agreement will remain in effect except material breach, CCU ceases to be a shareholder of Aguas de Origen S.A., or a party is declared bankrupt.
(19)	After the initial termination date, license is automatically renewed under identical conditions (Rolling Contract), for two 5-year periods, subject to compliance with the conditions established in the contract.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of March 31, 2024			As of December 31, 2023
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9602	0.0398	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8105	40.8105	40.8105
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	-	99.9621	99.9621	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9939	99.9939	99.9939
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	-	99.9952	99.9952	99.9952
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	84.6824	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9980	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	84.6824	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	84.6824	84.6824	84.6824
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	84.6824	84.6824	84.6824
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	99.9999	99.9999	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of March 31, 2024	As of December 31, 2023
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	40.8105
La Barra S.A.	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	99.9621	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	84.6824	84.6824
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	84.6824	84.6824
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	100.0000	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	100.0000	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	100.0000	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of US$ 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 9, 2023, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 1,500,000 (equivalent to ThCh$ 1,190,145), in which the Company reached a 99.9547% interest and CCU Inversiones S.A. reached a 0.0453% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On January 26, 2024, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 41,775,000 (equivalent to ThCh$ 36,641,688), in which the Company had a 99.9602% interest and CCU Inversiones S.A. had a 0.0398% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

On May 25, 2023, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of US$ 8,150,000 (equivalent to ThCh$ 6,593,595), in which the Company reached a 66.6519% interest and CCU Inversiones S.A. reached a 33.3481% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(3) Bebidas Bolivianas BBO S.A.

On January 25 and May 25, 2023, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,784,914 and USD 1,784,914 (equivalent to ThCh$ 1,437,659 and ThCh$ 1,444,049), respectively, since both partners contributed in proportion to the current shareholding, the percentages of participation were maintained.

On February 21, 2024, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for US$ 1,019,971 (equivalent to ThCh$ 982,926), since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(4) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.	The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of US$ 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.0070% and 54.9640% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.	The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17, 2023 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. (Sudameris) acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put Option Agreement, for a total of US$ 32,651,973 (present value of US$ 31,745,078, equivalent to ThCh$ 25,949,059 at the date of signing the agreement and US$ 32,555,031, equivalent to ThCh$ 28,554,669 as of December 31, 2023), with respect to the Companies in Paraguay. See Note 2 - Summary of material accounting policies, number 2.7 – Financial instruments - Option Contracts.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired from Sudameris all of the shares held by Sudameris in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

(5) D&D SpA.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. completed the acquisition of a 51.0132% interest in D&D SpA. (company owner of, among others assets, the Pizka brand), a joint stock company engaged in the frozen cocktail business, whose main product is packaged pisco sour. Its main products are manufactured in the production plant located in the district of Quilicura, in the city of Santiago, Chile.

For this business combination, the fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	992,511
Total non-current assets	2,597,635
Total Assets	3,590,146
Total current liabilities	727,196
Total non-current liabilities	636,956
Total Liabilities	1,364,152

Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

(6) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which was returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

(7) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merger is in the process of being registered with the General Inspection of Justice and, in accordance with the applicable regulations, until the date on which the same is registered with the Public Registry of Commerce.

(8) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated Circcular SpA. in Chile, whose corporate purpose is the manufacture, recycling and marketing of all types of plastic products and supplies. The capital of the company amounts to ThCh$ 10,000,000.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On March 31, 2024, Promarca S.A. recorded a profit of profit of ThCh$ 1,998,886 (ThCh$ 1,786,809 as of March 31, 2023) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On March 31, 2024, BCP recorded a profit of profit of ThCh$ 1,679,394 (ThCh$ 2,241,679 as of March 31, 2023) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of March 31, 2024, BCCCU recorded a profit of of ThCh$ 125,020 (loss ThCh$ 42,644 as of March 31, 2023).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Note 2    Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) – measured at fair value, and assets held for sale – measured at the lower of carrying amount and fair value less costs to sell.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

The following are the New Standards, Improvements, Amendments and Interpretations, mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 21	Lack of exchangeability	January 1, 2025

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements except for the Amendment to IAS 21, for which management has decided to apply from the mandatory date, i.e. January 1, 2025. Given the volatility of the exchange markets in Argentina and the announcements of amendments to them, it is not possible at this date to estimate the impact that the adoption of this amendment will have.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The application of the new accounting pronouncements as of January 1, 2023, had no significant effect on the Company's Interim Consolidated Financial Statements.

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Sterling Pound, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Gains (losses) derived from net monetary position	717,109	55,233

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of March 31, 2024	As of December 31, 2023	As of March 31, 2023
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	981.71	877.12	790.41
Cumulative monthly average US Dollar	Average USD	946.45	839.79	811.37
Euro	EUR	1,060.05	970.05	858.02
Argentine Peso	ARS	1.14	1.08	3.78
Uruguayan Peso	UYU	26.14	22.48	20.45
Canadian Dollar	CAD	725.26	663.98	583.80
Sterling Pound	GBP	1,239.69	1,118.20	977.26
Paraguayan Guarani	PYG	0.13	0.12	0.11
Swiss Franc	CHF	1,089.46	1,044.56	864.21
Bolivian	BOB	141.05	126.02	113.56
Australian Dollar	AUD	640.05	599.21	528.45
Danish Krone	DKK	142.13	130.14	115.18
Brazilian Real	BRL	196.21	180.80	155.84
Colombian Peso	COP	0.26	0.23	0.17
Yuan	CYN	135.19	123.15	115.01
Adjustment units
Unidad de fomento (*)	UF	37,093.52	36,789.36	35,575.48
Unidad indexada (**)	UI	156.28	132.13	117.50

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of March 31, 2024	As of December 31, 2023	As of March 31, 2023
Argentina Consumer Price Index	5,501.40	3,520.08	1,366.09
Index percentage variation of Argentina Consumer Price Index	56.3%	209.1%	20.0%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Option Contracts

The put option granted was recognised as described in Note 1 - General Information, number (4), and is recorded as a financial liability in the consolidated financial statements.

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the three-months ended on March 31, 2024, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Interim Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 5  Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of March 31, 2024, the Company maintained foreign currency obligations amounting to ThCh$ 715,063,518 (ThCh$ 673,839,310 for the year ended December 31, 2023) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 597,524,937 as of March 31, 2024 (ThCh$ 544,341,120 for the year ended December 31, 2023) represent a 44% (42% as of December 31, 2023) of total other financial liabilities. The remaining 56% (58% as of December 31, 2023) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 651,103,396 (ThCh$ 564,888,883 for the year ended December 31, 2023) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 50,334,274 (ThCh$ 42,453,444 as of December 31, 2023).

As of March 31, 2024 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 8,922,491 (ThCh$ 7,510,628 for the year ended December 31, 2023).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

As of March 31, 2024 of the Company’s total sales, both in Chile and abroad, 4% (3% as of March 31, 2023) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 64% (64% as of March 31, 2023) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2024, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 8,467,435 (ThCh$ 4,327,369 as of March 31, 2023)).

Considering the exposure in Chile at March 31, 2024, after the use of derivative instruments is a liability of ThCh$ 8,922,491 (ThCh$ 7,228,146 as of December 31, 2023), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 651,342 (ThCh$ 509,456 as of March 31, 2023) associated of the owners of the controller.

Considering that approximately 4% of the Company’s sales revenue comes from export sales carried out in Chile (3% as of March 31, 2023), in currencies other than Chilean Peso, and that approximately 64% (64% as of March 31, 2023) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 12.580,615 (ThCh$ 12,257,768 as of March 31, 2023).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended March 31, 2024 was a income of ThCh$ 15,832,353 (ThCh$ 26,675,110 as of March 31, 2023). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 1,583,235 (ThCh$ 2,667,511 as of March 31, 2023).

The net investment in foreign subsidiaries, joint ventures and associates as of March 31, 2024 amounted to ThCh$ 476,449,145, ThCh$ 162,416,322 and ThCh$ 1,951,658 respectively (ThCh$ 287,347,360, ThCh$ 135,198,194 and ThCh$ 1,743,988 as of December 31, 2023). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 64,081,713 (ThCh$ 42,428,954 for the year ended December 31, 2023) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps.

As of March 31, 2024 and December 31, 2023, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

The term and conditions of the Company’s obligations with financial institutions as of March 31, 2024, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2024, related to short and long-term debt amounted to ThCh$ 19,368,518 (ThCh$ 20,451,345 as of March 31, 2023).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2024, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss ThCh$ 1,879,441 (ThCh$ 1,656,078 as of March 31, 2023)). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 11,619,713 (ThCh$ 4,200,489 as of March 31, 2023).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% as of March 31, 2023) of the direct cost of the Chile Operating segment.

For the period ended March 31, 2024 in the Chile Operation segment, the cost of cans represented approximately 22% of direct costs (23% as of March 31, 2023). In the International Business Operating segment, the cost of cans represented approximately 35% of direct raw materials costs March 31, 2024 (37% as of March 31, 2023).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (28% as of March 31, 2023) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (34% for the year endend December 31, 2023) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (57% for the year endend December 31, 2023) of our wine supply for export came from our own vineyards.

The remaining 66% (66% for the year endend December 31, 2023) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 49% (48% for the year enden December 31, 2023) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 17% (17% as of December 31, 2023) of the total supply.

We should consider that as of March 31, 2024 wine represents 54% (48% as of March 31, 2023) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 26% (27% as of March 31, 2023).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended March 31, 2024 amounted to ThCh$ 315,442,721 (ThCh$ 304,464,456 as of March 31, 2023). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 17,688,669 (ThCh$ 17,296,665 as of March 31, 2023) for the Chile Operating segment, ThCh$ 5,822,674 (ThCh$ 5,150,831 as of March 31, 2023) for the International Business Operating segment and ThCh$ 2,157,729 (ThCh$ 2,192,788 as of March 31, 2023) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 58% of total trade accounts receivable (65% for the year ended December 31, 2023). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of March 31, 2024 is equivalent to 83% (83% as of December 31, 2023) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 29 days overdue (24 as of December 31, 2023).

As of March 31, 2024, the Company has approximately 1,365 customers (1,650 as of December 31, 2023) with more than Ch$ 10 million in debt each, which altogether represent approximately 87% (89% as of December 31, 2023) of total trade accounts receivable. There are 285 customers (305 customers as of December 31, 2023) with balances in excess of Ch$ 50 million each, representing approximately 75% (78% as of December 31, 2023) of the total accounts receivable. The 88% (88% as of December 31, 2023) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2023).

As of March 31, 2024 the Company has no significant guarantees from its customers.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of March 31, 2024, that amount to ThCh$ 7,753,419 (ThCh$ 7,751,305 for the year ended December 31, 2023), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 12% of total trade accounts receivable (10% as of December 31, 2023). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 84% (90% as of December 31, 2023) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of March 31, 2024 there were 78 customers (73 customers as of December 31, 2023) with more than ThCh$ 65,000 of debt each, which represent 94% (93% as of December 31, 2023) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 66 days overdue (56 days average as of December 31, 2023).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of March 31, 2024. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of March 31, 2024 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The Company’s financial liabilities maturities as of March 31, 2024 and December 31, 2023 based on non-discounted contractual cash flows are summarized as follows:

As of March 31, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	198,020,321	14,860,689	15,689,871	40,034,539	164,452,277	7,015,236	242,052,612
Bond payable	1,150,436,063	15,361,172	44,658,506	173,848,587	75,118,857	1,165,599,227	1,474,586,349
Lease liabilities	42,221,097	2,467,062	6,649,745	12,565,007	6,959,797	27,169,345	55,810,956
Deposits for return of bottles and containers	11,938,841	-	11,938,841	-	-	-	11,938,841
Sub-Total	1,402,616,322	32,688,923	78,936,963	226,448,133	246,530,931	1,199,783,808	1,784,388,758
Derivatives
Derivatives not designated as hedges	696,892	696,892	-	-	-	-	696,892
Derivatives designated as hedges	13,450,212	1,696,935	1,644,094	7,162,237	5,716,901	-	16,220,167
Sub-Total	14,147,104	2,393,827	1,644,094	7,162,237	5,716,901	-	16,917,059
Total	1,416,763,426	35,082,750	80,581,057	233,610,370	252,247,832	1,199,783,808	1,801,305,817

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	198,569,040	18,446,613	15,884,136	39,244,074	168,351,944	6,773,214	248,699,981
Bond payable	1,089,489,347	13,599,586	43,987,484	168,542,146	70,621,982	1,105,895,648	1,402,646,846
Lease liabilities	41,204,099	2,417,780	6,258,386	12,657,830	6,149,772	26,518,546	54,002,314
Deposits for return of bottles and containers	11,774,922	-	11,774,922	-	-	-	11,774,922
Put option liability	28,554,669	28,636,699	-	-	-	-	28,636,699
Sub-Total	1,369,592,077	63,100,678	77,904,928	220,444,050	245,123,698	1,139,187,408	1,745,760,762
Derivatives
Derivatives not designated as hedges	468,541	468,541	-	-	-	-	468,541
Derivatives designated as hedges	12,541,188	1,428,407	1,869,494	5,742,758	5,757,322	-	14,797,981
Sub-Total	13,009,729	1,896,948	1,869,494	5,742,758	5,757,322	-	15,266,522
Total	1,382,601,806	64,997,626	79,774,422	226,186,808	250,881,020	1,139,187,408	1,761,027,284

(*) See current and non-current book value in Note 7 - Financial Instruments.

(1) See Note 1 - General Information, letter C, number (4).

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 6    Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Information as per operating segments for the three-months ended March 31, 2024 and 2023:

	Chile		International Business		Wines		Others		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	491,461,734	477,778,129	184,014,878	195,802,057	53,536,373	48,942,207	-	-	729,012,985	722,522,393
Others income	4,564,293	5,893,057	10,161,352	1,453,441	1,480,640	1,397,845	804,712	764,023	17,010,997	9,508,366
Sales revenue between segments	5,850,663	4,146,684	77,520	131,371	3,748,197	2,306,692	(9,676,380)	(6,584,747)	-	-
Net sales	501,876,690	487,817,870	194,253,750	197,386,869	58,765,210	52,646,744	(8,871,668)	(5,820,724)	746,023,982	732,030,759
Change %	2.9	-	(1.6)	-	11.6	-	-	-	1.9	-
Cost of sales	(264,424,557)	(256,284,716)	(98,282,020)	(88,303,845)	(36,027,712)	(35,762,592)	4,836,963	3,265,576	(393,897,326)	(377,085,577)
% of Net sales	52.7	52.5	50.6	44.7	61.3	67.9	-	-	52.8	51.5
Gross margin	237,452,133	231,533,154	95,971,730	109,083,024	22,737,498	16,884,152	(4,034,705)	(2,555,148)	352,126,656	354,945,182
% of Net sales	47.3	47.5	49.4	55.3	38.7	32.1	-	-	47.2	48.5
MSD&A (1)	(160,914,791)	(149,738,439)	(81,188,755)	(82,337,208)	(19,177,268)	(16,556,913)	(2,674,557)	(2,571,183)	(263,955,371)	(251,203,743)
% of Net sales	32.1	30.7	41.8	41.7	32.6	31.4	-	-	35.4	34.3
Others operating income (expenses)	286,912	143,118	187,831	44,061	170,066	118,971	98,101	174,690	742,910	480,840
Adjusted operating result (2)	76,824,254	81,937,833	14,970,806	26,789,877	3,730,296	446,210	(6,611,161)	(4,951,641)	88,914,195	104,222,279
Change %	(6.2)	-	(44.1)	-	736.0	-	-	-	(14.7)	-
% of Net sales	15.3	16.8	7.7	13.6	6.3	.8	-	-	11.9	14.2
Net financial expense	-	-	-	-	-	-	-	-	(6,665,297)	(10,058,212)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(3,317,839)	(3,818,770)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(8,467,435)	(4,327,369)
Result as per adjustment units	-	-	-	-	-	-	-	-	(1,879,441)	(1,656,078)
Other gains (losses)	-	-	-	-	-	-	-	-	1,064,348	(7,452,796)
Income before taxes									69,648,531	76,909,054
Income tax (expense) benefit									(14,620,924)	(15,347,635)
Net income for period									55,027,607	61,561,419
Non-controlling interests									2,824,874	3,193,432
Net income attributable to equity holders of the parent									52,202,733	58,367,987
Depreciation and amortization	19,909,088	17,823,091	11,126,900	9,017,237	2,936,670	3,050,243	1,276,395	1,263,857	35,249,053	31,154,428
ORBDA (3)	96,733,342	99,760,924	26,097,706	35,807,114	6,666,966	3,496,453	(5,334,766)	(3,687,784)	124,163,248	135,376,707
Change %	(3.0)	-	(27.1)	-	90.7	-	-	-	(8.3)	-
% of Net sales	19.3	20.5	13.4	18.1	11.3	6.6	-	-	16.6	18.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Sales information by geographic location

Net sales per geographical location	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Chile (1)	545,755,034	530,219,439
Argentina (2)	163,306,362	175,500,421
Uruguay	9,628,544	7,733,567
Paraguay	20,587,049	13,902,743
Bolivia	6,746,993	4,674,589
Foreign countries	200,268,948	201,811,320
Total	746,023,982	732,030,759
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Domestic sales	716,583,552	706,543,943
Exports sales	29,440,430	25,486,816
Total	746,023,982	732,030,759

Sales information by product category

Sales information by product category	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Alcoholic business	463,030,999	472,350,802
Non-alcoholic business	265,981,986	250,171,591
Others (1)	17,010,997	9,508,366
Total	746,023,982	732,030,759
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Chile operating segment	19,909,088	17,823,091
International Business operating segment	11,126,900	9,017,237
Wines operating segment	2,936,670	3,050,243
Others (1)	1,276,395	1,263,857
Total	35,249,053	31,154,428
(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Cash flows Operating Segments

Cash flows Operating Segments	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Cash flows from operating activities	121,280,183	93,624,659
Chile operating segment	74,814,419	62,665,758
International business operating segment	13,812,250	45,759,637
Wines operating segment	12,391,258	5,596,989
Others (1)	20,262,256	(20,397,725)

Cash flows from investing activities	(53,975,799)	(24,743,403)
Chile operating segment	(51,762,719)	4,927,702
International business operating segment	(13,811,773)	(9,817,535)
Wines operating segment	(3,592,635)	(2,014,317)
Others (1)	15,191,328	(17,839,253)

Cash flows from financing activities	(40,071,609)	(47,536,465)
Chile operating segment	(4,552,874)	(49,718,244)
International business operating segment	5,561,500	346,370
Wines operating segment	(7,134,126)	91,902
Others (1)	(33,946,109)	1,743,507

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Chile operating segment	26,758,985	10,873,662
International Business operating segment	13,937,031	9,919,645
Wines operating segment	3,595,508	2,014,940
Others (1)	556,243	67,220
Total	44,847,767	22,875,467
(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	1,704,252,205	1,750,524,550
International Business operating segment	770,015,912	541,973,292
Wines operating segment	447,285,519	433,443,907
Others (1)	795,538,942	698,004,531
Total	3,717,092,578	3,423,946,280
(1)	Includes assets corresponding to the Corporate Support Units.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Assets per geographic location

Assets per geographical location	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile (1)	2,894,591,687	2,847,015,037
Argentina (2)	699,590,565	465,498,008
Uruguay	41,790,831	35,961,224
Paraguay	33,179,307	32,405,738
Bolivia	45,685,905	40,639,592
Others (3)	2,254,283	2,426,681
Total	3,717,092,578	3,423,946,280
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	677,441,448	703,705,503
International Business operating segment	335,941,126	265,663,942
Wines operating segment	164,022,510	161,313,082
Others (1)	1,004,152,468	955,881,172
Total	2,181,557,552	2,086,563,699
(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended March 31, 2024 and 2023:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Net income of period	55,027,607	61,561,419
Add (Subtract):
Other gains (losses)	(1,064,348)	7,452,796
Finance income	(12,703,221)	(10,393,133)
Finance costs	19,368,518	20,451,345
Share of net income (loss) of joint ventures and associates accounted for using the equity method	3,317,839	3,818,770
Gains (losses) on exchange differences	8,467,435	4,327,369
Result as per adjustment units	1,879,441	1,656,078
Income tax (expense) benefit	14,620,924	15,347,635
Adjusted operating result	88,914,195	104,222,279
Depreciation and amortization	35,249,053	31,154,428
ORBDA	124,163,248	135,376,707

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(134,752,730)	(138,549,179)
Administrative expenses	(42,611,167)	(32,358,416)
Others expenses by function	(86,913,343)	(80,616,940)
Others expenses included in ´Others expenses by function´	321,869	320,792
Total MSD&A	(263,955,371)	(251,203,743)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	2,836,503	-	282,032	-
Marketable securities and investments in other companies	4,056,426	-	3,314,469	-
Derivatives designated as hedges	4,183,738	31,126,314	3,844,149	29,981,745
Total others financial assets	11,076,667	31,126,314	7,440,650	29,981,745
Accounts receivavble - trade and other current receivables (net)	402,399,165	3,366,957	446,486,753	3,313,742
Accounts receivable from related parties	6,533,920	42,506	9,040,528	42,506
Total accounts receivables	408,933,085	3,409,463	455,527,281	3,356,248
Sub-Total financial assets	420,009,752	34,535,777	462,967,931	33,337,993
Cash and cash equivalents	692,386,240	-	618,154,016	-
Total financial assets	1,112,395,992	34,535,777	1,081,121,947	33,337,993
Bank borrowings	25,097,484	172,922,837	24,494,870	174,074,170
Bond payable	33,123,810	1,117,312,253	38,650,859	1,050,838,488
Deposits for return of bottles and containers	11,938,841	-	11,774,922	-
Put option liability (1)	-	-	28,554,669	-
Total financial liabilities measured at amortized cost	70,160,135	1,290,235,090	103,475,320	1,224,912,658
Derivatives not designated as hedges	696,892	-	468,541	-
Derivatives designated as hedges	3,166,321	10,283,891	3,207,739	9,333,449
Total financial derivative liabilities	3,863,213	10,283,891	3,676,280	9,333,449
Total others financial liabilities (*)	74,023,348	1,300,518,981	107,151,600	1,234,246,107
Lease Liabilities	6,994,710	35,226,387	7,142,360	34,061,739
Total lease liabilities (**)	6,994,710	35,226,387	7,142,360	34,061,739
Accounts receivavble - trade and other current receivables	390,208,996	108,815	434,974,163	88,596
Accounts payable to related parties	67,980,409	536,083	55,140,630	536,083
Total commercial obligations and other accounts payable	458,189,405	644,898	490,114,793	624,679
Total financial liabilities	539,207,463	1,336,390,266	604,408,753	1,268,932,525

(1)	See Note 1 - General information, letter C, number (4).
(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	2,836,503	2,836,503	282,032	282,032
Marketable securities and investments in other companies	4,056,426	4,056,426	3,314,469	3,314,469
Derivatives designated as hedges	35,310,052	35,310,052	33,825,894	33,825,894
Total others financial assets	42,202,981	42,202,981	37,422,395	37,422,395
Accounts receivavble - trade and other current receivables (net)	405,766,122	405,766,122	449,800,495	449,800,495
Accounts receivable from related parties	6,576,426	6,576,426	9,083,034	9,083,034
Total accounts receivables	412,342,548	412,342,548	458,883,529	458,883,529
Sub-Total financial assets	454,545,529	454,545,529	496,305,924	496,305,924
Cash and cash equivalents	692,386,240	692,386,240	618,154,016	618,154,016
Total financial assets	1,146,931,769	1,146,931,769	1,114,459,940	1,114,459,940
Bank borrowings	198,020,321	196,958,423	198,569,040	202,837,636
Bond payable	1,150,436,063	1,011,862,795	1,089,489,347	963,749,615
Deposits for return of bottles and containers	11,938,841	11,938,841	11,774,922	11,774,922
Put option liability (1)	-	-	28,554,669	28,554,669
Total financial liabilities measured at amortized cost	1,360,395,225	1,220,760,059	1,328,387,978	1,206,916,842
Derivatives not designated as hedges	696,892	696,892	468,541	468,541
Derivatives designated as hedges	13,450,212	13,450,212	12,541,188	12,541,188
Total financial derivative liabilities	14,147,104	14,147,104	13,009,729	13,009,729
Total others financial liabilities (*)	1,374,542,329	1,234,907,163	1,341,397,707	1,219,926,571
Lease Liabilities	42,221,097	42,221,097	41,204,099	41,204,099
Total lease liabilities (**)	42,221,097	42,221,097	41,204,099	41,204,099
Accounts receivavble - trade and other current receivables	390,317,811	390,317,811	435,062,759	435,062,759
Accounts payable to related parties	68,516,492	68,516,492	55,676,713	55,676,713
Total commercial obligations and other accounts payable	458,834,303	458,834,303	490,739,472	490,739,472
Total financial liabilities	1,875,597,729	1,735,962,563	1,873,341,278	1,751,870,142

(1)	See Note 1 - General information, letter C, number (4).
(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

b)	Financial instruments by category:

As of March 31, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	2,836,503	-	-	2,836,503
Marketable securities and investments in other companies	4,056,426	-	-	4,056,426
Derivatives designated as hedges	-	-	35,310,052	35,310,052
Total others financial assets	6,892,929	-	35,310,052	42,202,981
Cash and cash equivalents	-	692,386,240	-	692,386,240
Trade and other receivable (net)	-	405,766,122	-	405,766,122
Accounts receivable from related parties	-	6,576,426	-	6,576,426
Total financial assets	6,892,929	1,104,728,788	35,310,052	1,146,931,769

As of March 31, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	198,020,321	198,020,321
Bond payable	-	-	1,150,436,063	1,150,436,063
Deposits for return of bottles and containers	-	-	11,938,841	11,938,841
Derivatives not designated as hedges	696,892	-	-	696,892
Derivatives designated as hedges	-	13,450,212	-	13,450,212
Total Others financial liabilities	696,892	13,450,212	1,360,395,225	1,374,542,329
Lease liabilities	-	-	42,221,097	42,221,097
Trade and other current payables	-	-	390,317,811	390,317,811
Accounts payable to related parties	-	-	68,516,492	68,516,492
Total financial liabilities	696,892	13,450,212	1,861,450,625	1,875,597,729

As of December 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	282,032	-	-	282,032
Marketable securities and investments in other companies	3,314,469	-	-	3,314,469
Derivatives designated as hedges	-	-	33,825,894	33,825,894
Total others financial assets	3,596,501	-	33,825,894	37,422,395
Cash and cash equivalents	-	618,154,016	-	618,154,016
Trade and other receivable (net)	-	449,800,495	-	449,800,495
Accounts receivable from related parties	-	9,083,034	-	9,083,034
Total financial assets	3,596,501	1,077,037,545	33,825,894	1,114,459,940

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

As of December 31, 2023	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	198,569,040	198,569,040
Bond payable	-	-	1,089,489,347	1,089,489,347
Deposits for return of bottles and containers	-	-	11,774,922	11,774,922
Derivatives not designated as hedges	468,541	-	-	468,541
Derivatives designated as hedges	-	12,541,188	-	12,541,188
Put option liability	-	-	28,554,669	28,554,669
Total Others financial liabilities	468,541	12,541,188	1,328,387,978	1,341,397,707
Lease liabilities	-	-	41,204,099	41,204,099
Trade and other current payables	-	-	435,062,759	435,062,759
Accounts payable to related parties	-	-	55,676,713	55,676,713
Total financial liabilities	468,541	12,541,188	1,860,331,549	1,873,341,278

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of March 31, 2024				As of December 31, 2023
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	4,625	34,882,357	11,500,450	2	4,625	32,586,117	12,129,230
Less than a year	-	-	4,183,738	2,676,460	-	-	3,844,149	2,795,781
Between 1 and 5 years	2	4,625	15,875,218	8,823,990	2	4,625	15,028,294	9,333,449
More than 5 years	-	-	14,823,401	-	-	-	13,713,674	-
Cross currency swaps UF/EURO	1	296	427,695	62,523	1	296	1,059,999	49,840
Less than a year	-	-	-	62,523	-	-	-	49,840
Between 1 and 5 years	1	296	427,695	-	1	296	1,059,999	-
Cross currency swaps UF/USD	1	479	-	1,887,239	1	479	179,778	362,118
Less than a year	-	-	-	427,338	-	-	-	362,118
Between 1 and 5 years	1	479	-	1,459,901	1	479	179,778	-
Subtotal hedging derivatives	4		35,310,052	13,450,212	4		33,825,894	12,541,188
Forwards USD	14	91,953	2,774,488	549,144	22	141,145	252,476	408,679
Less than a year	14	91,953	2,774,488	549,144	22	141,145	252,476	408,679
Forwards Euro	6	7,790	3,515	59,561	6	6,275	3,553	34,468
Less than a year	6	7,790	3,515	59,561	6	6,275	3,553	34,468
Forwards CAD	2	3,030	7,276	55,769	2	2,000	-	25,394
Less than a year	2	3,030	7,276	55,769	2	2,000	-	25,394
Forwards GBP	3	1,484	33,525	32,418	3	752	26,003	-
Less than a year	3	1,484	33,525	32,418	3	752	26,003	-
Forwards COP	1	6,000,000	17,699	-	-	-	-	-
Less than a year	1	6,000,000	17,699	-	-	-	-	-
Subtotal derivatives with effects on income	26		2,836,503	696,892	33		282,032	468,541
Total instruments	30		38,146,555	14,147,104	37		34,107,926	13,009,729

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of March 31, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	79,111,185	CLP	75,788,233	3,322,952	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	96,261,208	CLP	76,202,253	20,058,955	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,489,916	USD	19,377,155	(1,887,239)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,824,809	EUR	10,459,637	365,172	06-02-2025

As of December 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,405,269	CLP	79,820,831	1,584,438	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	94,104,646	CLP	75,232,197	18,872,449	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,020,211	USD	17,202,551	(182,340)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,558,552	EUR	9,548,393	1,010,159	06-02-2025

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended March 31, 2024 a charge before income taxes of ThCh$ 1,978,071 (ThCh$ 1,874,828 as of March 31, 2023), related to the fair value of Cross Currency Swap derivatives instruments.

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of March 31, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	2,836,503	-	2,836,503	-
Marketable securities and investments in other companies	4,056,426	4,056,426	-	-
Derivatives designated as hedges	35,310,052	-	35,310,052	-
Total others financial assets	42,202,981	4,056,426	38,146,555	-
Derivatives not designated as hedges	696,892	-	696,892	-
Derivative designated as hedges	13,450,212	-	13,450,212	-
Total financial derivative liabilities	14,147,104	-	14,147,104	-

As of December 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	-	282,032	-
Marketable securities and investments in other companies	3,314,469	3,314,469	-	-
Derivatives designated as hedges	33,825,894	-	33,825,894	-
Total others financial assets	37,422,395	3,314,469	34,107,926	-
Derivatives not designated as hedges	468,541	-	468,541	-
Derivative designated as hedges	12,541,188	-	12,541,188	-
Total financial derivative liabilities	13,009,729	-	13,009,729	-

During the period ended March 31, 2024, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Cash on hand	386,010	279,521
Bank balances	261,240,024	367,146,884
Cash	261,626,034	367,426,405
Time deposits	364,076,623	186,368,967
Securities purchased under resale agreements	64,395,009	49,038,418
Investments in mutual funds	1,242,867	15,320,226
Short term investments classified as cash equivalents	65,637,876	64,358,644
Cash equivalents	429,714,499	250,727,611
Overnight deposits	1,045,707	-
Total other cash and cash equivalents	1,045,707	-
Total	692,386,240	618,154,016

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The composition of cash and cash equivalents by currency as of March 31, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,001	2,106	-	58,803	-	-	248,100	-	386,010
Bank balances	45,847,981	205,384,344	1,166,238	3,703,478	1,225,821	2,326,717	459,545	1,125,900	261,240,024
Cash	45,924,982	205,386,450	1,166,238	3,762,281	1,225,821	2,326,717	707,645	1,125,900	261,626,034
Time deposits	3,003,180	358,892,456	-	252,285	1,928,702	-	-	-	364,076,623
Securities purchased under resale agreements	64,395,009	-	-	-	-	-	-	-	64,395,009
Investments in mutual funds	332,292	-	-	910,575	-	-	-	-	1,242,867
Short term investments classified as cash equivalents	64,727,301	-	-	910,575	-	-	-	-	65,637,876
Cash equivalents	67,730,481	358,892,456	-	1,162,860	1,928,702	-	-	-	429,714,499
Overnight deposits	-	-	-	-	1,045,707	-	-	-	1,045,707
Total other cash and cash equivalents	-	-	-	-	1,045,707	-	-	-	1,045,707
Total	113,655,463	564,278,906	1,166,238	4,925,141	4,200,230	2,326,717	707,645	1,125,900	692,386,240

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	-	2,351	-	-	198,246	-	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	-	185,464,394	-	117,857	786,716	-	-	-	186,368,967
Securities purchased under resale agreements	49,038,418	-	-	-	-	-	-	-	49,038,418
Investments in mutual funds	245,651	-	-	15,074,575	-	-	-	-	15,320,226
Short term investments classified as cash equivalents	49,284,069	-	-	15,074,575	-	-	-	-	64,358,644
Cash equivalents	49,284,069	185,464,394	-	15,192,432	786,716	-	-	-	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The composition of time deposits is detailed as follows:

As of March 31, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	03-25-2024	04-09-2024	CLP	3,003,180	0.53
Banco Itaú - Uruguay	03-26-2024	04-02-2024	UY	392,140	0.59
Banco Itaú - Uruguay	03-27-2024	04-03-2024	UY	784,280	0.59
Banco Supervielle - Argentina	02-27-2024	04-03-2024	ARS	252,285	9.17
Citibank N.A. - United States	03-04-2024	05-03-2024	USD	149,181,796	0.44
HSBC - Uruguay	03-21-2024	04-20-2024	UY	261,427	0.64
Scotiabank - Uruguay	03-07-2024	04-06-2024	UY	490,855	0.38
Sumitomo Mitsui Banking Corporation - United States	03-26-2024	05-28-2024	USD	160,477,358	0.44
The Bank Of Nova Scotia Toronto – Canadá	03-11-2024	05-10-2024	USD	49,233,302	0.45
Total				364,076,623

As of December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UY	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UY	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UY	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canadá	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The composition of securities purchased under resale agreements is detailed as follows:

As of March 31, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	03-27-2024	04-02-2024	CLP	2,584,991	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	03-26-2024	04-02-2024	CLP	1,607,763	0.53
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	03-28-2024	04-04-2024	CLP	500,275	0.55
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	03-28-2024	04-02-2024	CLP	2,001,160	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Estado de Chile	03-25-2024	04-09-2024	CLP	2,502,650	0.53
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-27-2024	04-02-2024	CLP	969,978	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-27-2024	04-02-2024	CLP	30,795	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-27-2024	04-02-2024	CLP	151,868	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	03-27-2024	04-02-2024	CLP	848,905	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-25-2024	04-09-2024	CLP	500,530	0.53
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-26-2024	04-02-2024	CLP	644,224	0.53
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	03-27-2024	04-04-2024	CLP	53,817	0.54
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	03-27-2024	04-02-2024	CLP	4,920,809	0.58
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	03-27-2024	04-04-2024	CLP	646,687	0.54
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	03-28-2024	04-09-2024	CLP	1,988,141	0.54
BCI Corredores de Bolsa Chile S.A.	Banco Estado de Chile	03-25-2024	04-02-2024	CLP	2,861,202	0.59
BCI Corredores de Bolsa Chile S.A.	Banco Estado de Chile	03-28-2024	04-09-2024	CLP	2,136,405	0.54
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	03-25-2024	04-02-2024	CLP	3,145,878	0.59
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	03-28-2024	04-09-2024	CLP	2,879,234	0.54
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	03-28-2024	04-09-2024	CLP	2,501,423	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	03-28-2024	04-09-2024	CLP	5,002,845	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	03-27-2024	04-04-2024	CLP	9,059	0.54
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	03-27-2024	04-02-2024	CLP	1,801,416	0.59
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	03-28-2024	04-09-2024	CLP	6,903,926	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	03-28-2024	04-09-2024	CLP	2,801,593	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	03-28-2024	04-04-2024	CLP	3,501,995	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	03-28-2024	04-09-2024	CLP	4,002,276	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-27-2024	04-04-2024	CLP	1,391,949	0.54
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	03-28-2024	04-09-2024	CLP	2,501,423	0.57
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-28-2024	04-02-2024	CLP	1,000,605	0.61
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-28-2024	04-02-2024	CLP	1,000,605	0.61
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-28-2024	04-04-2024	CLP	700,411	0.59
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	03-28-2024	04-09-2024	CLP	300,171	0.57
Total					64,395,009

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Payments for business acquisitions are detailed as follows:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	9,214,316	-
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	31,549,348	3,205,058
Cash flows used to obtain control of subsidiaries or other businesses (3)	-	2,000,000
	40,763,664	5,205,058

(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 1 - General Information, letter C, number (4).
(3)	See Note 15 - Business combinations letter a).

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	7,551,536	1,265,977	7,023,579	2,605,172
Advertising	14,320,250	12,986,724	9,430,148	9,452,969
Advances to suppliers	9,223,466	-	9,860,004	-
Prepaid expenses	3,461,852	144,973	1,736,475	156,307
Total advances	34,557,104	14,397,674	28,050,206	12,214,448
Guarantees paid	-	172,778	-	92,963
Consumables	918,655	-	754,621	-
Dividends receivable	1,069,717	-	869,878	-
Others	-	3,616	-	3,616
Total others assets	1,988,372	176,394	1,624,499	96,579
Total	36,545,476	14,574,068	29,674,705	12,311,027

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 10        Trade and other receivables

The trade and other receivables are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	186,419,620	-	230,066,689	-
International business operating segment	101,586,022	-	96,340,285	-
Wines operating segment	57,702,436	-	61,262,042	-
Total commercial debtors	345,708,078	-	387,669,016	-
Impairment loss estimate	(7,753,419)	-	(7,751,305)	-
Total commercial debtors - net	337,954,659	-	379,917,711	-
Others accounts receivables	66,078,389	3,366,957	66,569,042	3,313,742
Total other accounts receivable	66,078,389	3,366,957	66,569,042	3,313,742
Total	404,033,048	3,366,957	446,486,753	3,313,742

The Company’s accounts receivable are denominated in the following currencies:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chilean Peso	231,567,221	291,976,889
Argentine Peso	88,070,079	78,019,455
US Dollar	47,894,518	43,734,334
Euro	9,894,975	8,114,465
Unidad de Fomento	2,066,478	2,261,531
Uruguayan Peso	7,099,575	6,514,410
Paraguayan Guarani	15,220,777	13,996,752
Bolivian	3,388,232	2,856,786
Others currencies	2,198,150	2,325,873
Total	407,400,005	449,800,495

The detail of the accounts receivable maturities as of March 31, 2024, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	186,419,620	175,511,030	5,549,329	2,159,202	1,442,141	1,757,918
International business operating segment	101,586,022	86,407,485	12,571,779	1,173,044	499,383	934,331
Wines operating segment	57,702,436	51,656,125	5,781,376	88,123	69,581	107,231
Total commercial debtors	345,708,078	313,574,640	23,902,484	3,420,369	2,011,105	2,799,480
Impairment loss estimate	(7,753,419)	(1,603,830)	(1,129,202)	(1,240,082)	(1,454,870)	(2,325,435)
Total commercial debtors - net	337,954,659	311,970,810	22,773,282	2,180,287	556,235	474,045
Others accounts receivables	66,078,389	65,732,586	72,487	116,300	-	157,016
Total other accounts receivable	66,078,389	65,732,586	72,487	116,300	-	157,016
Total current	404,033,048	377,703,396	22,845,769	2,296,587	556,235	631,061
Others accounts receivables	3,366,957	3,366,957	-	-	-	-
Total non-current	3,366,957	3,366,957	-	-	-	-

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The detail of the accounts receivable maturities as of December 31, 2023 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	222,098,388	4,396,221	959,644	1,210,305	1,402,131
International business operating segment	96,340,285	89,730,464	5,177,374	433,352	405,212	593,883
Wines operating segment	61,262,042	57,181,716	3,858,399	62,884	121,455	37,588
Total commercial debtors	387,669,016	369,010,568	13,431,994	1,455,880	1,736,972	2,033,602
Impairment loss estimate	(7,751,305)	(2,393,058)	(1,385,596)	(600,340)	(1,338,709)	(2,033,602)
Total commercial debtors - net	379,917,711	366,617,510	12,046,398	855,540	398,263	-
Others accounts receivables	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total other accounts receivable	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total current	446,486,753	432,920,318	12,175,609	965,021	403,516	22,289
Others accounts receivables	3,313,742	3,313,742	-	-	-	-
Total non-current	3,313,742	3,313,742	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of March 31, 2024, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 22% (32% as of December 31, 2023) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of March 31, 2024			As of December 31, 2023
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.08%	379,307,226	(1,603,830)	0.08%	435,313,376	(2,393,058)
0 to 3 months	19.50%	23,974,971	(1,129,202)	19.50%	13,561,205	(1,385,596)
3 to 6 months	64.05%	3,536,669	(1,240,082)	64.05%	1,565,361	(600,340)
6 to 12 months	100.00%	2,011,105	(1,454,870)	100.00%	1,742,225	(1,338,709)
More than 12 months	100.00%	2,956,496	(2,325,435)	100.00%	2,055,891	(2,033,602)
Total		411,786,467	(7,753,419)		454,238,058	(7,751,305)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The movement of the impairment losses provision for accounts receivable is as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	(7,751,305)	(5,689,741)
Estimate of expected credit losses up 12 months	(152,759)	(4,135,572)
Estimate of expected credit losses longer than 12 months	(68,446)	(74,250)
Impairment provision of accounts receivable	(221,205)	(4,209,822)
Uncollectible accounts	33,651	1,025,786
Add back of unused provisions	463,217	102,200
Effect of translation into presentation currency	(277,777)	1,020,272
Total	(7,753,419)	(7,751,305)

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(4)	On 20 January, 2023, the subsidiary Compañía Pisquera de Chile S.A. formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCH with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

(5)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

(6)	On February 21, 2024, the subsidiary CCU Inversiones II SpA. subscribed 430,000 ordinary shares of Central Cervecera de Colombia S.A.S. for an amount of ThCOP$ 43,000,000, equivalent to ThCh$ 10,575,333. The payment of the subscribed shares was made through a payment schedule, of which a payment of ThCOP$ 6,000,000, equivalent to ThCh$ 1,533,004 as of March 31, 2044, was paid on April 25, 2024.

The transaction table includes the main transactions made with related parties.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	145	205
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of the board	Sales of products	CLP	88	61
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	14	33
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	14,013	12,098
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Shareholder of subsidiary	Sale of shares	CLP	6,588	6,588
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	33	55
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,175	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,419	1,272
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	658	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,030	8,602
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	11,785	6,522
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	22,116	27,853
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	13,551	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	2,743	61,708
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	456,648	219,304
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(5)	Related to non-controlling subsidiary	Sales of products	CLP	522,976	677,731
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	321	339
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	938,096	3,441,112
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,865	866
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	813,701	963,889
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11	83
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	764	459
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,307	509
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	542	456
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	55,340	31,571
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	58
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	645	4,739
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	486	11,453
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	308,184	245,920
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	855	626
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,147	4,976
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	35,549	32,759
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	371	596
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	279	372
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	463	471
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	14
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	424
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,138	4,735
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	424	875
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	558,017	1,224,351
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	36,364	28,323
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,927	5,307
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary	Services provided	ARS	1,807,841	1,084,888
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	-	13,136
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	52,079	69,111
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	49,199	46,055
Total							6,533,920	9,040,528

(*) Chairman of the Board of Directors until December 29, 2023.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
Total							42,506	42,506

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	22,561	23,375
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	144,242	92,268
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	6,409	8,363
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	786,505	1,218,335
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	537,925	513,428
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	1,545	456
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	250,000
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	250,000
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	84,226	171,590
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,388	3,671
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,475,548	1,564,090
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	35,504	27,670
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	25,406	9,527
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	322	381
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	10,966	10,966
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	197,949	16,989
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,032,921	782,698
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services received	CLP	-	33,026
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	109	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	60,190	14,676
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,206	288
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,035,738	1,908,328
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	353,571	744,554
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	14,700	11,261
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary	Consignation	ARS	19,146,071	9,229,527
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	77,887	1,963
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(6)	Joint venture of subsidiary	Capital contribution	Other currencies	1,533,004	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	55,790	91,998
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	-	1,131
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	1,380,248	3,938,038
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	39,005,910	34,041,624
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	167,019	88,757
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	21	21
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	4,086	4,512
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	40,584	29,341
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Purchase of products	USD	12,571	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	227,287	57,778
Total							67,980,409	55,140,630

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of March 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,041	268,041
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,042	268,042
Total							536,083	536,083

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Most significant transactions and effects on results:

For the three-months ended March 31, 2024 and 2023, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	Related to the controller's shareholder	Sales of products	960	912	1,886	1,792
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of the board	Sales of products	729	693	784	745
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	47	45	58	55
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	193,629	(193,629)	297,589	(297,589)
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	21,771	-	23,866	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	91,107	-	63,823	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	308,630	233,563	289,381	218,996
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	35,020	(35,020)	41,236	(41,236)
77,051,330-8	Cervecería Kunstmann Ltda. (1)	Chile	Related to non-controlling subsidiary	Collection of product sales	176,052	10,303	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	1,000,000	-
77,486,593-4	MMB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	1,000,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	326,777	(326,777)	295,073	(295,073)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	3,229,248	2,080,683	3,837,900	2,472,853
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	344,652	(344,652)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	6,088,680	-	5,587,947	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	3,043,685	3,043,685	1,804,772	1,804,772
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	635	604	283	269
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	1,434,472	-	138,102	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	5,571	4,114	12,959	9,569
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	99,111	(99,111)	105,922	(105,922)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	56,902	(56,902)	39,142	(39,142)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	735	735	-	-
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	676,327	501,882	656,853	487,431
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	2,986	2,986	2,851	2,851
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	8,900,000	-	30,000,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	8,903,287	3,287	31,010,340	10,340
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	49,115	46,491	47,077	44,562
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	1,969,485	-	1,420,166	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	457	434	481	457
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	46,878	(46,878)	59,748	(59,748)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	1,853	-	25,544	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	78,774	(78,774)	10,746	(10,746)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	28,477	19,556	43,482	29,860
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	5,611,347	-	7,005,880	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,095,529	(1,095,529)	1,472,618	(1,472,618)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	-	-	15,202	(15,202)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	673	(673)	2,316	(2,316)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	93,054	86,376	78,261	72,644
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	65,504,694	(861,378)	49,595,156	1,678,256
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	6,000,000	-	25,400,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	-	-	25,456,365	56,365
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Services provided	9,186,613	9,186,613	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Consignation sales	35,246,958	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	55,790	(55,790)	35,345	(35,345)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	942,948	-	1,355,555	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	9,214,316	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution payable	1,533,004	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	77,766	(77,766)	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	151,685	(151,685)	632,511	(632,511)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	32,822	(32,822)	23,649	(23,649)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	7,476,988	-	1,056,230	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	4,157,092	(4,157,092)	5,756,471	(5,756,471)
0-E	Aerocentro S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	357	250
0-E	Banco BASA S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	103	72
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	14,606	10,224
0-E	Chajha S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	809	566
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	62	44
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	1,259	881
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	53,980	37,786
0-E	Ganadera las Pampas S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	712	498
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	45	31
0-E	Horacio Cartes	Paraguay	Related until March 16,2023	Dividends paid	-	-	2,513,295	-
0-E	La Misión S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	257	180
0-E	Palermo S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,790	3,353
0-E	Pamplona S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	12	9
0-E	Prana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	79	56
0-E	Pronet	Paraguay	Related until March 16,2023	Sales of products	-	-	257	180
0-E	Sarah Cartes	Paraguay	Related until March 16,2023	Purchase of shares	-	-	3,205,058	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until February 20, 2024	Purchase of shares	31,549,348	-	-	-
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,578	3,204
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	-	-	250,734	(250,734)

(*) Chairman of the Board of Directors until December 29, 2023.

(1) See Note 11 - Accounts and transactions with related parties, number (5).

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Directors Committee and Audit Committee were appointed at the Board of Directors’ meeting held the same date, being elected Mr. Andrónico Luksic Craig as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on October 5, 2022, the Board of Directors acknowledged the resignation of Mr. José Miguel Barros van Hövell tot Westerflier from the position of director, effective on October 1, 2022. At the same meeting, and as permitted by Article 32 of Law No. 18,046, the Board unanimously agreed to appoint Ms. María Gabriela Cadenas as a Director, until the next Ordinary Shareholders' Meeting was held.

Due to the above, at the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter being appointed as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were appointed at a Board meeting held on the same date. Mr. Andrónico Luksic Craig was elected Chairman and Mr. Carlos Molina Solís was elected Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Perez would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 12, 2023, resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2023.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Extraordinary Board meeting held on September 28, 2023, Mr. Andrónico Luksic Craig resigned to his position as Chairman and director of the Company, effective as of December 29th, 2023. In addition, the Board appointed Mr. Oscar Hasbún Martínez as replacement director, assuming the position on December 29th, 2023, having to proceed, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations, to the full renewal of the Board at the next Ordinary Shareholders' Meeting. Finally, the Board agreed to appoint Mr. Francisco Pérez Mackenna as the new Chairman of the Board, assuming this new position once the resignation of Mr. Andrónico Luksic Craig became effective.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Due to the fact that, in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations, the Chairman of the Board of Directors cannot be a member of the Directors Committee, unless he is an independent director, at the Board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the Directors Committee and, additionally, as an observer of the Audit Committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis, appointed Mr. Hinzpeter as a member of the Directors Committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the Directors Committee was composed of directors Mr. Molina and Mr. Hinzpeter. Likewise, the Board of Directors resolved that Mr. Hinzpeter will participate in the Audit Committee meetings as an observer. Consequently, the Audit Committee was- comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter being appointed as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were appointed at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Audit's Committee	16,588	15,945
Directors' Committee	19,045	18,306
Attendance meetings fee (*)	466,357	357,622

(*) In 2024 and 2023, includes accrued per diem of Director María Gabriela Cadenas.

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Chief Executives’ remunerations:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Directors' Committee	4,338	3,564
Attendance meetings fee	56,300	50,338

The Chief Executives’ Remuneration as of March 31, 2024 amounted to ThCh$ 4,776,935 (ThCh$ 4,830,689 as of March 31, 2023). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Finished products	157,215,776	156,692,277
In process products	26,858,616	25,068,819
Raw material	225,660,217	224,501,917
Finished products and Raw material in transit	14,191,265	11,712,496
Materials and products	14,589,079	13,523,712
Realizable net value estimate and obsolescence	(4,794,645)	(5,770,789)
Total	433,720,308	425,728,432

For the period ended as of March 31, 2024 and 2023, the Company wrote off a total of ThCh$ 1,746,838 and ThCh$ 1,124,963, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Initial balance	(5,770,789)	(5,280,333)
Inventories write-down estimation	(694,821)	(6,483,906)
Inventories recognised as an expense	1,746,838	5,212,799
Business combinations effect	(75,873)	780,651
Total	(4,794,645)	(5,770,789)

As of March 31, 2024 and December 31, 2023, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at March 31, 2024 and December 31, 2023, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 13        Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2023
Historic cost	16,180,293
Book Value	16,180,293

As of December 31, 2023
Conversion effect	(2,006,357)
Acquisitions	30,554,114
Decreases due to harvesting	(30,547,833)
Others increases (decreases) (1)	584,067
Sub-Total	(1,416,009)
Book Value	14,764,284

As of December 31, 2023
Historic cost	14,764,284
Book Value	14,764,284

As of March 31, 2024
Conversion effect	85,877
Acquisitions	8,278,770
Decreases due to harvesting	(12,521,768)
Others increases (decreases) (1)	933,542
Sub-Total	(3,223,579)
Book Value	11,540,705

As of March 31, 2024
Historic cost	11,540,705
Book Value	11,540,705

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 14        Non-current assets of disposal groups classified as held for sale

a) Chile Operating Segment

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a piece of land located in the district of Quilicura, in the Metropolitan Region of Santiago, Chile. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset, conditions that have materialized substantially at the date of these financial statements. Subsequently, on March 22, 2024, and once the conditions established in the aforementioned promise were fulfilled, the deed of sale was signed (See Note 37 - Subsequent events, letter c)).

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. At the closing of these Interim Consolidated Financial Statements, only the execution of the title transfer deed is pending.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of March 31, 2024.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Land	20,556,007	21,199,533
Constructions	307,349	236,886
Machinery	17,521	13,979
Vines in formation (plantations)	-	157,074
Total	20,880,877	21,607,472

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 15        Business Combinations

a)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA, as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA, through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815.315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000, CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, other price increases were recognised for this business combination, as indicated in Note 11 - Balances and transactions with related parties, number (4).

For the business combination described above, the fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (5)).

As of March 31, 2024, the Company did not have any business combination.

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of March 31, 2024 and December 31, 2023, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of March 31, 2024	As of December 31, 2023
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	13,281,620	12,695,874
Central Cervecera de Colombia S.A.S.	50,00	28,631,770	19,793,183
Zona Franca Central Cervecera S.A.S.	50,00	119,076,447	106,768,550
Aguas de Origen S.A.	50,00	14,708,105	8,636,461
Total joint ventures		175,697,942	147,894,068
Aguas Danone de Argentina S.A.	49,00	1,012,843	880,815
Other companies		938,816	818,297
Total associates		1,951,659	1,699,112
Total		177,649,601	149,593,180

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	119,641	72,589
Aguas de Origen S.A.	4,973,463	3,017,505
Total	6,987,874	4,984,864

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(4,156,657)	(2,029,728)
Zona Franca Central Cervecera S.A.S.	189,635	(1,150,473)
Aguas de Origen S.A.	473,463	(1,819,302)
Cervecería Austral S.A.	614,643	1,074,300
Total joint ventures	(2,878,916)	(3,925,203)
Aguas Danone de Argentina S.A.	(438,923)	102,082
Other companies	-	4,351
Total associates	(438,923)	106,433
Total	(3,317,839)	(3,818,770)

Changes in investments in joint ventures and associates are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	149,593,180	140,926,012
Others payments to acquire interests in joint ventures	9,214,316	7,086,899
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(3,317,839)	(19,217,758)
Dividends received	(199,839)	(908,640)
Others (*)	22,359,783	21,706,667
Total	177,649,601	149,593,180

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of March 31, 2024 and December 31, 2023, the amount of capital contributions to CCC and ZF CC amounts to US$ 315,100,542 and US$ 304,170,191 (equivalent to ThCh$ 216,858,931 and ThCh$ 206,283,598 based on the exchange rates at the dates of the contributions), respectively. During 2024, a capital contribution of ThCOP$ 43,000,000, equivalent to ThCh$ 10,575,333, was made through a payment schedule, of which an installment of ThCOP$ 6,000,000, equivalent to ThCh$ 1,533,004 as of March 31, 2024, was paid on April 25 (See Note 11 - Accounts and transactions with related parties, number (6)).

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On March 30, 2023, at an Extraordinary Shareholders' Meeting of Aguas de Origen S.A., it was agreed to increase capital and set a share premium by the shareholder Holding Internationale De Boissons S.A.S., resulting in a capital increase of ARS 1 and a share premium of ARS 80,158,267 (equivalent to ThCh$ 304,411). In another Extraordinary Meeting held on the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., also made a capital stock contribution of ARS 1, consequently, both shareholders maintained the same participation in this company.

On June 6, 2023, at an Extraordinary Shareholders' Meeting of ADO, it was agreed: (i) to capitalize the balance in the capital adjustment account in the amount of ARS 59,643, issuing bonus shares that were awarded to the shareholders Compañía Cervecerías Unidas Argentina S.A. and Holding Internationale de Boissons S.A.S. in proportion to their shareholdings; and (ii) to approve a capital increase in the amount of ARS 29,142,000 (equivalent to ThCh$ 95,601), which was subscribed and paid in by subsidiary Compañía Cervecerías Unidas Argentina S.A. and shareholder Holding Internationale de Boissons S.A.S. in proportion to their shareholdings. As a result, both shareholders maintained the same shareholding in this company.

On September 27, 2023, at an Extraordinary Shareholders' Meeting of ADO, a capital increase was approved in the amount of ARS 1 with a share premium in the amount of ARS 1,688,179,074 (equivalent to ThCh$ 4,373,920), which was fully subscribed and paid in by the subsidiary Compañía Cervecerías Unidas Argentina S.A. In another Extraordinary Shareholders' Meeting held on the same day, a capital increase was approved for the amount of ARS 1, which was fully subscribed and paid in by the shareholder Holding Internationale De Boissons S.A.S., as a result, both shareholders maintained the same shareholding in this company.

On October 25, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 62,811,000 (equivalent to ThCh$ 159,661) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

On December 21, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 80,385,000 (equivalent to ThCh$ 86,937) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

The Company does not have any contingent liabilities related to joint ventures and associates as March 31, 2024.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates		Joint ventures
	As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	115,150	120,150	142,889,335	130,488,940
Non-current assets	2,059,576	1,871,190	415,919,218	360,977,091
Current liabilities	(110,265)	101,254	204,000,057	106,403,754
Non-current liabilities	(241,589)	240,587	15,062,968	96,312,931

	Associates		Joint ventures
	For the three-months periods ended as of March 31,
	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	45,020	208,331	122,691,129	101,412,790
Operating result	40,521	208,331	(5,264,421)	(7,343,833)
Net income for period	(895,786)	208,331	(5,610,042)	(8,518,013)
Other comprehensive income	246,116	208,331	41,608,578	(6,599,414)
Depreciation and amortization	(45,064)	-	(5,958,655)	(4,474,449)

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2023
Additions	-	7,250,921	-	-	7,250,921
Additions for business combinations (cost) (2)	1,962,891	-	-	-	1,962,891
Divestitures (cost)	-	(81,475)	-	-	(81,475)
Divestitures (amortization)	-	74,540	-	-	74,540
Amortization of year	-	(10,053,940)	-	(161,248)	(10,215,188)
Conversion effect (cost)	(45,306,098)	(1,838,630)	-	(110,812)	(47,255,540)
Conversion effect (amotization)	-	726,017	-	199,821	925,838
Others increases (decreases) (1)	27,807,102	245,218	-	19,228	28,071,548
Sub-Total	(15,536,105)	(3,677,349)	-	(53,011)	(19,266,465)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2023
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of March 31, 2024
Additions	-	1,100,946	-	-	1,100,946
Amortization of period	-	(1,539,504)	-	(46,786)	(1,586,290)
Conversion effect (amotization)	-	(242,352)	-	(56,432)	(298,784)
Conversion effect (cost)	4,761,745	380,676	-	452,455	5,594,876
Others increases (decreases) (1)	24,398,293	1,156,034	-	10,544	25,564,871
Sub-Total	29,160,038	855,800	-	359,781	30,375,619
Book Value	156,171,143	21,158,342	3,199,349	2,969,992	183,498,826

As of March 31, 2024
Historic cost	156,171,143	65,589,481	3,199,349	3,941,246	228,901,219
Accumulated amortization	-	(44,431,139)	-	(971,254)	(45,402,393)
Book Value	156,171,143	21,158,342	3,199,349	2,969,992	183,498,826

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).

There are no restrictions or pledges on intangible assets.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	34,054,143	33,181,320
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA. (1)	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	13,915,244	13,915,244
	Cervecería Szot SpA.	344,502	344,502
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	53,611,267	52,738,444
International Business	CCU Argentina S.A. and subsidiaries	67,607,155	41,041,119
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,233,244	2,779,956
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,051,943	3,680,609
	Bebidas Bolivianas BBO S.A.	7,695,604	6,875,725
	Sub-Total	82,587,946	54,377,409
Wines	Viña San Pedro Tarapacá S.A.	19,971,930	19,895,252
	Sub-Total	19,971,930	19,895,252
Total		156,171,143	127,011,105

(1)	See Note 1 - General information, letter C), number (5).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2023
Historic cost	136,969,434
Book Value	136,969,434

As of December 31, 2023
Additions for business combinations (2)	2,100,677
Others increases (decreases) (1)	18,776,632
Conversion effect	(30,254,687)
Sub-Total	(9,377,378)
Book Value	127,592,056

As of December 31, 2023
Historic cost	127,592,056
Book Value	127,592,056

As of March 31, 2024
Others increases (decreases) (1)	16,474,902
Conversion effect	4,115,763
Sub-Total	20,590,665
Book Value	148,182,721

As of March 31, 2024
Historic cost	148,182,721
Book Value	148,182,721

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of March 31, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	537	509
	D&D SpA. (1)	2,100,677	2,100,677
	Cervecera Guayacán SpA.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	46,705,171	46,705,143
International Business	CCU Argentina S.A. and subsidiaries	45,718,227	27,727,792
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,996,530	5,155,840
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,946,651	5,401,679
	Bebidas Bolivianas BBO S.A.	11,399,998	10,185,458
	Sub-Total	69,061,406	48,470,769
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		148,182,721	127,592,056

(1)	See Note 1 - General information, letter C), number (5).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2024 ThCh$	155,221	28,438	1,990	2,396	2,414
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	8.62%	26.43%	9.64%	11.39%	14.07%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used, In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of March 31, 2024, management has not evidenced any indications of impairment.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,198	2,443,393,824
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,003)	(1,086,547,522)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2023
Additions	-	-	-	-	138,289,044	-	-	138,289,044
Additions for business combinations (cost) (2)	181,006	534,269	-	-	-	79,094	-	794,369
Additions for business combinations (depreciation) (2)	(18,054)	(100,613)	-	-	-	(20,076)	-	(138,743)
Transfers	48,036,193	67,714,703	26,923,762	18,748,098	(174,281,473)	12,850,863	7,854	-
Transfers to Assets held for sale (cost) (3)	(20,207,777)	-	-	-	-	-	-	(20,207,777)
Conversion effect historic (cost)	(63,104,205)	(113,528,101)	(67,485,035)	(15,443,833)	(30,065,398)	(1,280,069)	(6,081,394)	(296,988,035)
Write off (cost)	(409,818)	(3,694,017)	(1,745,448)	(1,013,849)	-	(469,211)	-	(7,332,343)
Write off (depreciation)	375,578	3,245,257	1,568,049	1,013,399	-	433,053	-	6,635,336
Capitalized interests	-	-	-	-	761,764	-	-	761,764
Depreciation	(24,989,553)	(33,391,578)	(21,216,223)	(13,532,247)	-	(9,853,805)	(1,982,689)	(104,966,095)
Conversion effect (depreciation)	3,365,254	16,180,666	26,110,062	9,095,329	-	280,915	900,299	55,932,525
Others increases (decreases) (1)	36,545,275	63,049,635	25,926,231	2,886,596	13,403,899	65,091	3,686,922	145,563,649
Divestitures (cost)	(1,916,386)	(2,683,843)	(7,033,035)	(3,109,155)	-	(577,033)	(2,919,093)	(18,238,545)
Divestitures (depreciation)	1,823,097	2,519,811	6,862,886	2,917,906	-	519,197	2,393,347	17,036,244
Sub-Total	(20,319,390)	(153,811)	(10,088,751)	1,562,244	(51,892,164)	2,028,019	(3,994,754)	(82,858,607)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2023
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,726	2,393,284,223
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,285)	(1,119,296,528)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of March 31, 2024
Additions	-	-	-	-	39,331,822	-	-	39,331,822
Transfers	8,783,709	18,072,550	3,652,363	6,650,359	(42,573,307)	2,728,656	2,685,670	-
Conversion effect historic (cost)	8,273,087	11,850,069	3,578,153	2,877,588	1,375,632	545,267	298,430	28,798,226
Write off (cost)	(26,488)	(950,046)	(1,298,279)	(585,953)	-	(8,406)	-	(2,869,172)
Write off (depreciation)	26,488	862,262	1,298,263	585,140	-	7,829	-	2,779,982
Capitalized interests	-	-	-	-	128,198	-	-	128,198
Depreciation	(6,769,092)	(10,652,773)	(6,790,557)	(4,116,885)	-	(2,263,981)	(470,761)	(31,064,049)
Conversion effect (depreciation)	(916,054)	(4,306,033)	(1,415,451)	(1,814,044)	-	(397,672)	(62,218)	(8,911,472)
Others increases (decreases) (1)	35,673,801	60,573,784	22,700,384	2,640,848	7,153,935	531,788	2,567,357	131,841,897
Divestitures (cost)	(308)	(3,483)	(91,277)	(1,513,503)	-	(9,748)	-	(1,618,319)
Divestitures (depreciation)	308	3,483	85,681	1,497,305	-	6,336	-	1,593,113
Sub-Total	45,045,451	75,449,813	21,719,280	6,220,855	5,416,280	1,140,069	5,018,478	160,010,226
Book Value	606,226,812	445,098,868	94,716,367	59,001,629	164,571,864	32,895,462	31,486,919	1,433,997,921

As of March 31, 2024
Historic cost	916,215,593	869,857,673	256,285,903	175,842,236	164,571,864	105,441,898	52,715,923	2,540,931,090
Accumulated depreciation	(309,988,781)	(424,758,805)	(161,569,536)	(116,840,607)	-	(72,546,436)	(21,229,004)	(1,106,933,169)
Book Value	606,226,812	445,098,868	94,716,367	59,001,629	164,571,864	32,895,462	31,486,919	1,433,997,921
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - Note 14 Non-current assets of disposal groups classified as held for sale, letter a).

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The balance of the land at the end of each period is as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Land	268,911,027	253,143,223
Total	268,911,027	253,143,223

Capitalized interest as of March 31, 2024 amounted ThCh$ 128,198 (ThCh$ 81,560 as of December 31, 2023), using an annually capitalization rate of 3.25% (3.28% as of December 31, 2023).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of March 31, 2024, the Company maintained approximately 4,747 hectares of which 4,433 are for vines in production stage. Of the total hectares mentioned above, 4,271 correspond to own land and 162 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2023, the production in plant vines yield was approximately 63.5 million kilos of grapes (58.7 million kilos of grapes in 2022).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at March 31, 2024.

The depreciation year ended as of March 31, 2024 and 2023, recognized in net income and other assets is as follows:

	As of March 31, 2024	As of March 31, 2023
	ThCh$	ThCh$
Recognized in net incomes (*)	30,847,674	26,774,047
Recognized in others assets	216,375	293,913
Total	31,064,049	27,067,960

(*) Includes ThCh$ 234,035 (ThCh$ 381,376 as of March 31, 2023) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2023
Additions	-	36,101	36,101
Depreciation	-	(72,250)	(72,250)
Conversion effect (cost)	(4,013,380)	(1,497,425)	(5,510,805)
Conversion effect (depreciation)	-	117,411	117,411
Others increases (decreases) (1)	2,468,404	798,301	3,266,705
Sub-Total	(1,544,976)	(617,862)	(2,162,838)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2023
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of March 31, 2024
Depreciation	-	(25,876)	(25,876)
Conversion effect (cost)	196,221	71,284	267,505
Conversion effect (depreciation)	-	(4,291)	(4,291)
Others increases (decreases) (1)	2,133,044	728,257	2,861,301
Sub-Total	2,329,265	769,374	3,098,639
Book Value	8,445,318	2,774,477	11,219,795

As of March 31, 2024
Historic cost	8,445,318	3,686,695	12,132,013
Accumulated depreciation	-	(912,218)	(912,218)
Book Value	8,445,318	2,774,477	11,219,795

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposesand therefore no longer generates income for the Company in 2024. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 70,350 for period ended as of March 31, 2024 (ThCh$ 36,674 as of March 31, 2023). In addition, the expenses associated with such investment properties amounted to ThCh$ 48,354 for the period ended as of March 31, 2024 (ThCh$ 21.881 as of March 31, 2023).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 19,343,822.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	25,097,484	172,922,837	24,494,870	174,074,170
Bonds payable (1)	33,123,810	1,117,312,253	38,650,859	1,050,838,488
Derivatives not designated as hedges (2)	696,892	-	468,541	-
Derivatives designated as hedges (2)	3,166,321	10,283,891	3,207,739	9,333,449
Deposits for return of bottles and containers	11,938,841	-	11,774,922	-
Put option liability (3)	-	-	28,554,669	-
Total	74,023,348	1,300,518,981	107,151,600	1,234,246,107

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

(3) See Note 1 - General information, letter C), number (4).

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,807	5,515	7,322	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,910	9,599	12,509	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,064	31,641	38,705	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	1,771	-	1,771	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,172,725	3,172,725	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,181,500	1,181,500	At maturity	8.34
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,004,000-5	Banco de Chile	Chile	USD	11,867,225	-	11,867,225	At maturity	5.52
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	34,800	-	34,800	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	77,697	77,697	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	37,073	-	37,073	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	66,588	66,588	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	179,697	-	179,697	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,998,496	2,998,496	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,685,473	1,685,473	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	250,293	250,293	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	40,750	302,377	343,127	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	23,766	162,205	185,971	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	45,081	537,558	582,639	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,508	324,416	343,924	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,757	310,311	319,068	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,703	-	41,703	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	16,841	634,726	651,567	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,645	634,726	648,371	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,509	366,731	369,240	Semiannual	5.50
Total							12,344,907	12,752,577	25,097,484

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,293	448,891	450,184	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	41,264	28,329,009	28,370,273	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	66,266	589,595	655,861	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	2,961,098	2,961,098	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	109,476	20,330	129,806	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	124,485	-	124,485	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	62,156	369,947	432,103	Semiannual	1.00
Total							404,940	32,718,870	33,123,810

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,373	5,439	7,812	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,845	8,764	11,609	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	13,506	23,703	37,209	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,054	-	7,054	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	549,050	549,050	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,541,550	1,541,550	At maturity	7.17
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,363	-	1,363	At maturity	9.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	16,700,666	-	16,700,666	At maturity	5.88
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	34,320	34,320	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	213,582	-	213,582	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	32,080	-	32,080	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,656,358	1,656,358	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	58,367	58,367	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank	Argentina	ARS	31,389	-	31,389	Dialy	130.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	BBVA	Argentina	Euros	177,940	-	177,940	At maturity	19.80
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander	Argentina	ARS	23,144	-	23,144	At maturity	105.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	271	-	271	At maturity	105.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,016	135,081	171,097	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,366	280,005	300,371	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,734	480,288	500,022	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,857	289,853	293,710	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,689	277,250	280,939	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,383	-	19,383	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,589	567,103	573,692	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,734	567,103	570,837	Semiannual	5.50
Total							18,003,886	6,490,984	24,494,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,237,075	3,851	1,240,926	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	42,917	27,813,845	27,856,762	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	65,763	291,746	357,509	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,053,155	-	7,053,155	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	720,004	21,005	741,009	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,110,156	-	1,110,156	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	61,750	229,592	291,342	Semiannual	1.00
Total							10,290,820	28,360,039	38,650,859

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of March 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,411	16,490	20,705	52,606	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	24,054	28,773	45,299	98,126	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	904	-	-	904	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,724,479	-	6,724,479	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,970,102	-	5,970,102	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,655,125	-	-	1,655,125	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,209,506	1,209,506	2,116,636	4,535,648	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,507,146	2,507,146	4,538,694	9,552,986	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,075,116	806,337	-	1,881,453	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	544,278	725,704	181,426	1,451,408	Semiannual	5.50
Total							12,031,540	153,988,537	6,902,760	172,922,837

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,233	10,233	111,367,861	111,388,327	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,970,392	13,945,834	-	69,916,226	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	530,126	530,126	74,521,223	75,581,475	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	582,696,614	582,696,614	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	54,212	54,212	74,279,412	74,387,836	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	147,654,976	147,654,976	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,686,799	-	-	55,686,799	Semiannual	1.00
Total							112,251,762	14,540,405	990,520,086	1,117,312,253

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,198	16,263	21,940	53,401	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	25,276	28,272	47,416	100,964	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	15,062	-	-	15,062	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,726,334	-	6,726,334	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,994,217	-	-	2,994,217	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,651,019	-	-	1,651,019	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,967,737	-	5,967,737	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,080,648	1,080,648	2,026,213	4,187,509	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,240,038	2,240,038	3,920,067	8,400,143	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	720,432	960,576	-	1,681,008	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	486,291	648,388	162,097	1,296,776	Semiannual	5.50
Total							14,228,181	153,668,256	6,177,733	174,074,170

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,270	10,158	110,456,141	110,476,569	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,527,378	13,876,608	-	69,403,986	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	526,108	526,108	73,976,883	75,029,099	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	520,409,088	520,409,088	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,014	56,014	73,680,966	73,792,994	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	146,434,024	146,434,024	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,292,728	-	-	55,292,728	Semiannual	1.00
Total							111,412,498	14,468,888	924,957,102	1,050,838,488

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%
Bonds Serie D	0.53%

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The terms and conditions of the main interest accruing obligations as of March 31, 2024, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on May 12, 2028.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of December 31, 2023), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of March 31, 2024, the Company was in compliance with the financial covenants.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

As of March 31, 2024, the Company was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent to ThCh$ 59,927 as of March 31, 2024), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 110,635 as of March 31, 2024), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 (equivalent outstanding balance is ThCh$ 3,333,333 as of March 31, 2024), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA3 divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

c)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On February 18, 2023, the loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 (equivalent outstanding balance is ThCh$ 1,766 as of March 31, 2024) at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (equivalent outstanding balance is ThCh$ 36.373 as of March 31, 2024) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (current balance equivalent to ThCh$ 9,715,191 as of March 31, 2024), at a fixed interest rate, maturing on April 4, 2032.

The BBO subsidiary amortizes interest on a quarterly basis, and the capital amortization will begin to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (current balance equivalent to ThCh$ 4,838,025 as of March 31, 2024), at a fixed interest rate, maturing on July 21, 2032.

The BBO subsidiary amortizes interest on a quarterly basis and the capital amortization will begin to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (current balance equivalent to ThCh$ 2,419,012 as of March 31, 2024), at a fixed interest rate and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (current balance equivalent to ThCh$ 1,451,408 as of March 31, 2024), at a fixed interest rate and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

B)	Bonds

Series H Bonds - CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital annually.

On September 15, 2023, the Company proceeded to prepay this bond for the total principal due at that date, equivalent to ThCh$ 42,757,520.

On the other hand, the inflationary risk associated with the interest rate, to which Bond H was exposed, was mitigated until the same date of prepayment of Bond H, through the use of Cross Currency Swap contracts, which left the rate fixed.

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 111,280,560 as of March 31, 2024) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not to sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets owned by it and its subsidiaries, necessary to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated with the interest rate to which the J Bond is exposed was mitigated through the use of Cross Currency Swap contracts, which left the rate fixed until August 11, 2023, the date on which it was settled. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 31, 2024, the Company was in compliance with the financial covenants.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 97,370,490 as of March 31, 2024), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of March 31, 2024, the Company was in compliance with the financial covenants.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 74,187,040 as of March 31, 2024) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

6 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which leaves the rate fixed until June 1, 2023, the date on which it was liquidated. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 31, 2024, the Company was in compliance with the financial covenants.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 74,187,040 as of March 31, 2024) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[7] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of March 31, 2024, the Company was in compliance with the financial covenants.

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000 (equivalent to ThCh$ 598,026,000 as of March 31, 2024), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 148,374,080 as of March 31, 2024), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[8] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

8 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of March 31, 2024, the Company was in compliance with the financial covenants.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 55,640,280 as of March 31, 2024), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[9] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

9 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of March 31, 2024, the subsidiary was in compliance with the financial covenants.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
Additions	9,761,428	2,049,490	285,144	12,096,062
Additions for business combinations (cost) (2)	-	-	26,726	26,726
Conversion effect historic (cost)	(3,605,945)	(5,279,722)	14,083	(8,871,584)
Depreciation (*)	(7,720,353)	(1,576,613)	(1,684,616)	(10,981,582)
Conversion effect (depreciation)	1,998,626	2,694,334	(7,316)	4,685,644
Others increases (decreases) (1)	1,844,506	1,888,499	296,829	4,029,834
Divestitures (cost)	(144,097)	-	-	(144,097)
Divestitures (depreciation)	38,247	-	-	38,247
Sub-Total	2,172,412	(224,012)	(1,069,150)	879,250
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
As of December 31, 2023
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221

As of March 31, 2024
Additions	2,619,671	265,556	235,549	3,120,776
Conversion effect historic (cost)	220,089	245,084	36,062	501,235
Depreciation (*)	(1,841,119)	(485,200)	(348,061)	(2,674,380)
Conversion effect (depreciation)	(136,665)	(171,229)	(28,139)	(336,033)
Others increases (decreases) (1)	1,007,211	1,255,180	95,505	2,357,896
Divestitures (cost)	(678,263)	(430,974)	(250,557)	(1,359,794)
Divestitures (depreciation)	239,119	39,838	119,504	398,461
Sub-Total	1,430,043	718,255	(140,137)	2,008,161
Book Value	32,280,578	3,267,637	2,205,167	37,753,382
As of March 31, 2024
Historic cost	55,623,186	11,395,898	6,321,205	73,340,289
Accumulated depreciation	(23,342,608)	(8,128,261)	(4,116,038)	(35,586,907)
Book Value	32,280,578	3,267,637	2,205,167	37,753,382

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (5).

(*) This amount includes ThCh$ 119,202 (ThCh$ 849,277 as of March 31, 2023) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	6,994,710	35,226,387	7,142,360	34,061,739
Total	6,994,710	35,226,387	7,142,360	34,061,739

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635,63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of March 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	26,381	48,636	75,017	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	141,388	431,676	573,064	Monthly	3.95
Subtotal							167,769	480,312	648,081
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	82,402	137,753	220,155	Monthly	4.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	11,836	23,671	35,507	Monthly	4.86
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,416,781	3,858,515	5,275,296	Monthly	3.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	103,400	310,204	413,604	Monthly	3.59
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	44,867	105,513	150,380	Monthly	58.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	58,954	91,982	150,936	Monthly	17.43
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	42,171	58,580	100,751	Monthly	10.02
Subtotal (leases IFRS )							1,760,411	4,586,218	6,346,629
Total							1,928,180	5,066,530	6,994,710

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	28,552	53,801	82,353	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	321,263	963,789	1,285,052	Monthly
Subtotal							349,815	1,017,590	1,367,405
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	61,388	150,791	212,179	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	12,058	24,116	36,174	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,619,150	4,416,441	6,035,591	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	126,594	379,787	506,381	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	153,552	412,121	565,673	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	94,094	176,496	270,590	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	50,411	72,403	122,814	Monthly
Subtotal (leases IFRS )							2,117,247	5,632,155	7,749,402
Total							2,467,062	6,649,745	9,116,807

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	46,742	58,352	105,094	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	138,201	421,929	560,130	Monthly	3.95
Subtotal							184,943	480,281	665,224
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	81,801	96,742	178,543	Monthly	2.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,764	32,291	43,055	Monthly	1.80
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,508,830	3,748,411	5,257,241	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	94,946	284,840	379,786	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,598	181,762	285,360	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	64,814	160,461	225,275	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	34,985	72,891	107,876	Monthly	0.84
Subtotal (leases IFRS )							1,899,738	4,577,398	6,477,136
Total							2,084,681	5,057,679	7,142,360

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	49,257	64,180	113,437	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	318,629	955,887	1,274,516	Monthly
Subtotal							367,886	1,020,067	1,387,953
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	86,780	111,905	198,685	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,767	32,301	43,068	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,585,174	4,222,379	5,807,553	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	31,917	95,753	127,670	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	209,906	481,331	691,237	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	83,515	206,356	289,871	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,835	88,294	130,129	Monthly
Subtotal (leases IFRS )							2,049,894	5,238,319	7,288,213
Total							2,417,780	6,258,386	8,676,166

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Non-current lease liabilities

As of March 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	103,233	-	-	103,233	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	1,208,442	1,297,188	18,305,009	20,810,639	Monthly	3.95
Subtotal							1,311,675	1,297,188	18,305,009	20,913,872
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	67,209	-	-	67,209	Monthly	4.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,130,563	3,248,593	1,186,421	11,565,577	Monthly	3.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	418,069	337,960	1,147,041	1,903,070	Monthly	3.59
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	248,707	93,926	34,570	377,203	Monthly	58.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	324,088	-	-	324,088	Monthly	17.43
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	75,368	-	-	75,368	Monthly	10.02
Subtotal (leases IFRS )							8,264,004	3,680,479	2,368,032	14,312,515
Total							9,575,679	4,977,667	20,673,041	35,226,387

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	107,602	-	-	107,602	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,570,104	2,570,104	24,308,918	29,449,126	Monthly
Subtotal							2,677,706	2,570,104	24,308,918	29,556,728
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	68,520	-	-	68,520	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	593,241	510,458	1,630,549	2,734,248	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	935,117	548,938	205,852	1,689,907	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	375,789	-	-	375,789	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	95,972	-	-	95,972	Monthly
Subtotal (leases IFRS )							9,887,301	4,389,693	2,860,427	17,137,421
Total							12,565,007	6,959,797	27,169,345	46,694,149

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	119,659	-	-	119,659	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,224,345	1,224,345	18,420,051	20,868,741	Monthly	3.95
Subtotal							1,344,004	1,224,345	18,420,051	20,988,400
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,824,508	2,701,396	943,701	10,469,605	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	449,743	322,646	1,011,076	1,783,465	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	260,266	89,050	43,906	393,222	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	347,908	2,668	-	350,576	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	76,471	-	-	76,471	Monthly	0.84
Subtotal (leases IFRS )							7,958,896	3,115,760	1,998,683	13,073,339
Total							9,302,900	4,340,105	20,418,734	34,061,739

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	125,536	-	-	125,536	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,549,031	2,549,030	24,640,634	29,738,695	Monthly
Subtotal							2,674,567	2,549,030	24,640,634	29,864,231
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	12,108	-	-	12,108	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,394,381	2,996,536	1,170,637	12,561,554	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	129,859	78,664	446,295	654,818	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	946,597	520,514	260,980	1,728,091	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	402,941	5,028	-	407,969	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	97,377	-	-	97,377	Monthly
Subtotal (leases IFRS )							9,983,263	3,600,742	1,877,912	15,461,917
Total							12,657,830	6,149,772	26,518,546	45,326,148

Below is the detail of future payments and the value of lease liabilities:

	As of March 31, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,467,062	538,882	1,928,180
3 months to 1 year	6,649,745	1,583,215	5,066,530
Over 1 year to 3 years	12,565,007	2,989,328	9,575,679
Over 3 years to 5 years	6,959,797	1,982,130	4,977,667
More than 5 years	27,169,345	6,496,304	20,673,041
Total	55,810,956	13,589,859	42,221,097

	As of December 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,417,780	333,099	2,084,681
3 months to 1 year	6,258,386	1,200,707	5,057,679
Over 1 year to 3 years	12,657,830	3,354,930	9,302,900
Over 3 years to 5 years	6,149,772	1,809,667	4,340,105
More than 5 years	26,518,546	6,099,812	20,418,734
Total	54,002,314	12,798,215	41,204,099

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of March 31, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(18,632,260)	(1,550,225)	11,987,083	3,545,375	1,906,023	-	-	3,346,618	25,097,484
Bond payable	38,650,859	-	(14,029,553)	-	7,973,531	478,030	-	-	50,943	33,123,810
Lease liabilities	7,142,360	(2,821,518)	(592,811)	-	581,286	886,540	-	435,613	1,363,240	6,994,710
Total others financial liabilities current	70,288,089	(21,453,778)	(16,172,589)	11,987,083	12,100,192	3,270,593	-	435,613	4,760,801	65,216,004
Non-current
Bank borrowings	174,074,170	-	-	-	-	1,250	-	-	(1,152,583)	172,922,837
Bond payable	1,050,838,488	-	-	-	-	66,524,708	-	-	(50,943)	1,117,312,253
Lease liabilities	34,061,739	-	-	-	-	505,005	-	2,685,163	(2,025,520)	35,226,387
Total others financial liabilities non-current	1,258,974,397	-	-	-	-	67,030,963	-	2,685,163	(3,229,046)	1,325,461,477
Total Others financial liabilities	1,329,262,486	(21,453,778)	(16,172,589)	11,987,083	12,100,192	70,301,556	-	3,120,776	1,531,755	1,390,677,481

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of March 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(40,470,345)	(2,941,932)	3,395,232	3,084,863	(187,936)	60,468	-	9,881,869	107,559,335
Bond payable	30,871,086	(3,235,805)	(13,803,390)	-	7,595,285	(88,155)	-	-	3,248,660	24,587,681
Lease liabilities	9,120,616	(2,811,029)	(524,225)	-	508,690	230,677	26,767	471,666	1,335,459	8,358,621
Total others financial liabilities current	174,728,818	(46,517,179)	(17,269,547)	3,395,232	11,188,838	(45,414)	87,235	471,666	14,465,988	140,505,637
Non-current
Bank borrowings	84,839,970	-	-	484,551	-	2,017	44,113	-	(11,062,720)	74,307,931
Bond payable	1,081,682,928	-	-	-	-	(31,161,527)	-	-	(3,248,660)	1,047,272,741
Lease liabilities	31,306,552	-	-	-	-	183,505	-	4,659,282	(1,669,076)	34,480,263
Total others financial liabilities non-current	1,197,829,450	-	-	484,551	-	(30,976,005)	44,113	4,659,282	(15,980,456)	1,156,060,935
Total Others financial liabilities	1,372,558,268	(46,517,179)	(17,269,547)	3,879,783	11,188,838	(31,021,419)	131,348	5,130,948	(1,514,468)	1,296,566,572
(1)	See Note 1 - General Information letter C), number (5).

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	339,476,281	108,815	361,637,804	88,596
Trade an other current payables	339,476,281	108,815	361,637,804	88,596
Withholdings payable	50,732,715	-	73,336,359	-
Trade accounts payable withholdings	50,732,715	-	73,336,359	-
Total	390,208,996	108,815	434,974,163	88,596

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	233,370	81,844	256,669	68,662
Others	2,244,058	173,165	2,244,058	148,910
Total	2,477,428	255,009	2,500,727	217,572

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023	496,302	2,539,796	3,036,098
Incorporated	272,044	281,812	553,856
Used	(162,221)	-	(162,221)
Released	(52,542)	(440,137)	(492,679)
Conversion effect	(228,252)	11,497	(216,755)
Changes	(170,971)	(146,828)	(317,799)
As of December 31, 2023	325,331	2,392,968	2,718,299
As of March 31, 2024
Incorporated	86,703	-	86,703
Used	(34,182)	-	(34,182)
Released	(70,013)	-	(70,013)
Conversion effect	7,375	24,255	31,630
Changes	(10,117)	24,255	14,138
As of March 31, 2024	315,214	2,417,223	2,732,437

(1)	See Note 35 - Contingencies and commitments.

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The maturities of provisions as of March 31, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	233,370	2,244,058	2,477,428
Between 1 and 5 years	49,992	173,165	223,157
More than 5 years	31,852	-	31,852
Total	315,214	2,417,223	2,732,437

The maturities of provisions as of December 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	256,669	2,244,058	2,500,727
Between 1 and 5 years	44,991	148,910	193,901
More than 5 years	23,671	-	23,671
Total	325,331	2,392,968	2,718,299

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Refundable tax previous year	24,945,886	7,124,688
Tax payments in advance	7,601,259	20,322,040
Benefits for tax losses	540,773	764,712
Others credits	1,202,061	574,807
Total	34,289,979	28,786,247

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Current tax liabilities

Tax payables are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Income tax	13,101,879	5,968,227
Monthly tax payment in advance	2,554,495	3,056,567
Tax under Article N°21	38,238	214,732
Tax payable prior year	5,858,950	-
Others	977,700	699,138
Total	22,531,262	9,938,664

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the three-months periods ended as of March 31,
	2024	2023
	M$	M$
Income as per deferred tax related to the origin and reversal of temporary differences	6,957,281	1,105,282
Tax loss benefits	(6,856,159)	5,279,123
Total deferred tax expense	101,122	6,384,405
Current tax expense	(14,722,046)	(21,725,208)
Prior period adjustments	-	(6,832)
Total (expenses) income for current taxes	(14,722,046)	(21,732,040)
(Loss) Income from income tax	(14,620,924)	(15,347,635)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the three-months periods ended as of March 31,
	2024	2023
	M$	M$
Net income from cash flow hedge	(536,509)	(498,914)
Actuarial gains and losses deriving from defined benefit plans	(80,955)	174,381
Charge to equity	(617,464)	(324,533)

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Efective Rate

The Company’s income tax expense as of March 31, 2024 and 2023 represents 21.00% and 19.95% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the three-months periods ended as of March 31,
	2024		2023
	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	69,648,531		76,909,054
Income tax using the statutory rate	(18,805,103)	27.00	(20,765,445)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	4,652,737	(6.60)	6,012,476	(7.82)
Derecognition of non recoverable deferred tax assets	-	-	589,796	(0.77)
Effect of tax rates in foreing subsidiaries	(468,558)	0.60	(1,177,630)	1.53
Prior year adjustments	-	-	(6,832)	0.01
Income tax, as reported	(14,620,924)	21.00	(15,347,635)	19.95

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,001,856	2,062,740
Others non-tax expenses	34,621,382	32,959,493
Benefits to staff	15,045,098	14,917,361
Inventory valuation	3,366,647	3,340,389
Intangibles	259,394	248,173
Property, Plant and Equipment	1,201,668	799,320
Deferred taxes related to assets arising from a single transaction	12,566,327	11,603,601
Others assets	4,731,415	4,638,443
Tax loss carryforwards	27,540,774	31,814,137
Subtotal by deferred tax assets	101,334,561	102,383,657
Deferred tax liabilities offset	(76,661,294)	(73,931,999)
Total assets from deferred taxes	24,673,267	28,451,658

Deferred taxes liabilities
Property, Plant and Equipment	141,743,382	107,027,820
Agricultural operation expenses	13,239,219	12,287,741
Manufacturing indirect activation costs	1,845,398	1,167,234
Intangibles	29,743,114	20,166,939
Deferred taxes related to liabilities arising from a single transaction	11,602,135	10,290,501
Others liabilities	13,006,107	9,348,659
Subtotal by deferred tax liabilities	211,179,355	160,288,894
Deferred tax assets offset	(76,661,294)	(73,931,999)
Total liabilities from deferred taxes	134,518,061	86,356,895
Total	(109,844,794)	(57,905,237)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2023	(85,502,621)
Others increases (decreases) (1)	(48,197,458)
Deferred tax losses tax absorption	(559,054)
Deferred income tax credit	53,518,809
Conversion effect	23,731,521
Deferred taxes against equity	(360,233)
Deferred income tax on business combinations (2)	(536,201)
Sub-Total	27,597,384
As of December 31, 2023	(57,905,237)

As of January 1, 2024
Deferred income tax credit	101,122
Conversion effect	(1,864,364)
Deferred taxes against equity	(80,955)
Others increases (decreases) (1)	(50,095,360)
Sub-Total	(51,939,557)
As of March 31, 2024	(109,844,794)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), number (5).

International Tax Reform - Pillar Two Model Rules (amendments to IAS 12)

The Company and its subsidiaries have adopted the exception to paragraph 4A of IAS 12.

In March 2022, the Organization for Economic Co-operation and Development (OECD) issued technical guidance on its 15% global minimum tax agreed as “Pillar” Two of a project to address the tax challenges arising from the digitalization of the economy. This guidance elaborates on the application and operation of the Global Anti-Base Erosion (“GloBE”) Rules agreed and published in December 2021 that establish a coordinated system to ensure that multinational enterprises (MNEs) with revenues in excess of € 750 million pay taxes of at least 15% on income generated in each of the jurisdictions in which they operate. For Pillar Two to come into effect, countries that have accepted the framework will need to enact laws that align with the GloBE rules. Due to the nature of the rules, once only one jurisdiction in which an MNE operates enacts tax laws in accordance with the Pillar Two framework, the MNE and all of its underlying entities will be subject to Pillar Two.

On May 23, 2023, the IASB issued the following amendments to IAS 12, Income Taxes, arising from Pillar Two, which are detailed below:

(1)	Introduces a mandatory temporary exception from accounting for deferred taxes arising from Pillar Two income taxes; and.

(2) Require an entity to disclose that it has applied the temporary exception.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of March 31, 2024 and December 31, 2023, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	28,761,805	-	38,317,445	-
Employment termination benefits	872,818	40,960,616	395,848	39,586,368
Total	29,634,623	40,960,616	38,713,293	39,586,368

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Vacation	14,975,445	16,987,082
Bonus and compensation	13,786,360	21,330,363
Total	28,761,805	38,317,445

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 7,35% and the Argentina of a 214,08% for the period ended on March 31, 2024 and the December 31, 2023.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current	872,818	395,848
Non-current	40,960,616	39,586,368
Total	41,833,434	39,982,216

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2023	42,772,862
Current cost of service	4,191,738
Interest cost	4,438,416
Actuarial (Gain) losses	(1,454,372)
Paid-up benefits	(7,099,274)
Past service cost	453,213
Conversion effect	(3,320,367)
Changes	(2,790,646)
As of December 31, 2023	39,982,216
Current cost of service	1,526,113
Interest cost	1,708,605
Actuarial (Gain) losses	(299,834)
Paid-up benefits	(1,466,279)
Past service cost	168,610
Conversion effect	214,003
Changes	1,851,218
As of March 31, 2024	41,833,434

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Current cost of service	1,526,113	806,526
Past service cost	168,610	280,763
Non-provided paid benefits	3,294,620	3,685,052
Others	61,863	149,934
Total expense recognized in Consolidated Interim Statement of Income	5,051,206	4,922,275

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of March 31, 2024	As of December 31, 2023	As of March 31, 2024	As of December 31, 2023

Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			7,35%	7,35%	214,08%	214,08%
Voluntary employee turnover rate			4,3%	4,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6,1%	6,1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	196.33%	196.33%
Estimated retirement age for (*)	Officers			60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,378,071	2,389,048
1% decrease in the Discount Rate (Loss)	(2,712,936)	(2,725,833)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Salaries	67,800,600	64,029,839
Employees’ short-term benefits	8,465,317	6,176,216
Total expenses for short-term employee benefits	76,265,917	70,206,055
Employments termination benefits	5,051,206	4,922,275
Others staff expense	13,876,588	12,510,437
Total (1)	95,193,711	87,638,767

(1)	See Note 30 - Natures of cost and expense.

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of March 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	26,101,366	-	20,864,709	-
Outstanding parent dividends (1)	32,765,811	-	1,332,403	-
Subsidiaries dividends according to policy	10,513,588	-	8,027,028	-
Total dividends payable	69,380,765	-	30,224,140	-
Income received in advance	2,047,842	3,863,090	1,438,831	3,987,705
Others	291,127	-	258,226	-
Total	71,719,734	3,863,090	31,921,197	3,987,705

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of March 31, 2024 and December 31, 2023 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as March 31, 2024 and December 31, 2023.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the three-months periods ended as of March 31,
	2024	2023
Equity holders of the controlling company (ThCh$)	52,202,733	58,367,987
Weighted average number of shares	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	141.28	157.96
Equity holders of the controlling company (ThCh$)	52,202,733	58,367,987
Weighted average number of shares	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	141.28	157.96

As of March 31, 2024 and December 31, 2023, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of March 31, 2024 and December 31, 2023 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023
268	04-30-2024	Final	85.06042	2023

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, the shareholders approved the distribution of a final Dividend No. 266 of Ch$ 24.80181 per share, for a total amount to be distributed of ThCh$ 9,164,340 charged against 2022’s Net income. This dividend was paid since April 27, 2023.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 8, 2023, the shareholders approved the distribution of an interim Dividend No. 267 of Ch$ 86.49907 per share, for a total amount to be distributed of ThCh$ 31,961,655 charged against 2023’s Net income. This dividend was paid since November 29, 2023.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 17, 2024, the shareholders approved the distribution of a final Dividend No. 268 of Ch$ 85,06042 per share, for a total amount to be distributed of ThCh$ 31,430,469 charged against 2023’s Net income. This dividend was paid since April 30, 2024.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,987,071	(536,509)	1,450,562
Gains (losses) on exchange differences on translation (1)	182,607,608	-	182,607,608
Gains (losses) from defined benefit plans	299,834	(80,955)	218,879
Total comprehensive income As of March 31, 2024	184,894,513	(617,464)	184,277,049

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	1,847,828	(498,914)	1,348,914
Gains (losses) on exchange differences on translation (1)	(41,934,336)	-	(41,934,336)
Gains (losses) from defined benefit plans	(645,855)	174,381	(471,474)
Total comprehensive income As of March 31, 2023	(40,732,363)	(324,533)	(41,056,896)

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of March 31, 2024:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	45,399,038	-	-	-	45,399,038
Cash flow hedges	-	1,987,071	-	-	1,987,071
Gains (losses) from defined benefit plans	-	-	299,834	-	299,834
Income tax	-	(536,509)	(80,955)	-	(617,464)
Inflation adjustment of subsidiaries in Argentina	137,208,570	-	-	-	137,208,570
Total changes in equity	182,607,608	1,450,562	218,879	-	184,277,049
Equity holders of the parent	178,121,717	1,390,465	227,102	-	179,739,284
Non-controlling interests	4,485,891	60,097	(8,223)	-	4,537,765
Total changes in equity	182,607,608	1,450,562	218,879	-	184,277,049

b)	As of March 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(106,899,843)	-	-	2,653,452	(104,246,391)
Cash flow hedges	-	1,847,828	-	-	1,847,828
Gains (losses) from defined benefit plans	-	-	(645,855)	-	(645,855)
Income tax	-	(498,914)	174,381	-	(324,533)
Inflation adjustment of subsidiaries in Argentina	63,605,008	-	-	(1,292,953)	62,312,055
Total changes in equity	(43,294,835)	1,348,914	(471,474)	1,360,499	(41,056,896)
Equity holders of the parent	(40,971,382)	1,364,365	(419,710)	1,360,475	(38,666,252)
Non-controlling interests	(2,323,453)	(15,451)	(51,764)	24	(2,390,644)
Total changes in equity	(43,294,835)	1,348,914	(471,474)	1,360,499	(41,056,896)

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

c)	As of December 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(496,096,411)	-	-	3,888,294	(492,208,117)
Cash flow hedges	-	(4,379,170)	-	-	(4,379,170)
Gains (losses) from defined benefit plans	-	-	1,454,372	-	1,454,372
Income tax	-	1,182,375	(360,233)	-	822,142
Inflation adjustment of subsidiaries in Argentina	376,421,003	-	-	(4,506,272)	371,914,731
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Non-controlling interests	(1,619,113)	(46,388)	60,607	(618,167)	(2,223,061)
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of March 31, 2024, December 31, 2023 and March 31, 2023, it amounts to a reserve of ThCh$ 20,026,332, negative of ThCh$ 158,095,385 and ThCh$ 81,010,472, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of March 31, 2024, December 31, 2023 and March 31, 2023, the amounts in the balance related to Hedging reserves are negative of ThCh$ 5,940,903, ThCh$ 7,331,368 and ThCh$ 2,816,596, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of March 31, 2024, December 31, 2023 and March 31, 2023 is a negative reserve of ThCh$ 9,090,460, ThCh$ 9,317,562 and ThCh$ 10,770,804 respectively, net of deferred taxes.

Other reserves: As of March 31, 2024, December 31, 2023 and March 31, 2023, the amount is a negative reserve of ThCh$ 47,326,293, ThCh$ 65,455,801 and ThCh$ 61,638,348, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,669 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 General Information, letter C, number (4)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 General Information, letter C, number (4)).

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	43,335,032	41,631,934
Bebidas del Paraguay S.A. (1)	-	17,482,168
Aguas CCU-Nestlé Chile S.A.	29,315,881	27,624,099
Cervecería Kunstmann S.A.	10,277,441	10,832,080
Compañía Pisquera de Chile S.A.	10,535,548	10,055,062
Distribuidora del Paraguay S.A. (1)	-	1,954,734
D&D SpA. (2)	1,431,383	1,415,054
Bebidas Bolivianas BBO S.A.	7,084,323	6,211,874
Others	1,785,837	1,810,794
Total	103,765,445	119,017,799

(1)	See Note 1 - General information, letter C, number (4).
(2)	See Note 1 - General information, letter C, number (5).

b.	Net income attributable to non-controlling interest

Result	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	3,393,898	2,562,759
Viña San Pedro Tarapacá S.A.	245,342	67,513
Cervecería Kunstmann S.A.	(442,109)	431,329
Compañía Pisquera de Chile S.A.	839,405	868,947
Sáenz Briones & Cía. S.A.I.C. (1)	-	(1,075)
Distribuidora del Paraguay S.A.	198,441	145,209
Bebidas del Paraguay S.A.	(454,801)	39,239
D&D SpA.	16,328	33,039
Bebidas Bolivianas BBO S.A.	(937,335)	(956,902)
Others	(34,295)	3,374
Total	2,824,874	3,193,432

(1)	See Note 1 - General information, letter C, number (7).

c.	The Summarized financial information of non-controlling interest is detailed as follows:

	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	703,649,586	725,627,672
Non-current assets	799,234,333	733,472,890
Current liabilities	378,238,622	409,331,274
Non-current liabilities	198,879,368	187,674,051

Dividends paid to noncontrolling interests	-	15,288,255

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	207,272,020	207,102,975
Non-current assets	240,013,499	226,340,932
Current liabilities	76,240,311	83,692,552
Non-current liabilities	87,782,199	77,620,530

Result	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Net sales	58,765,210	52,646,744
Net income of year	1,603,703	441,302

Viña San Pedro Tarapacá as of March 31, 2024 and 2023, has not made any dividend payments.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Direct cost	315,442,721	304,464,456
Personnel expense (1)	95,193,711	87,638,767
Transportation and distribution	97,740,999	103,143,490
Advertising and promotion	37,523,085	33,577,771
Depreciation and amortization	35,249,053	31,154,428
Materials and maintenance	21,127,350	18,618,069
Energy	11,093,084	9,853,264
Leases (2)	7,388,301	6,278,295
Others expenses (3)	37,416,262	33,881,572
Total	658,174,566	628,610,112

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than US$ 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Sales of fixed assets	98,225	156,047
Leases	169,204	106,394
Sale of glass and waste	271,618	343,527
Insurance claims recovery e Indemnities	7,384	24,646
Others (1)	518,348	171,018
Total	1,064,779	801,632

(1) This item includes mainly tour and event services, among others.

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Results derivative contracts (1)	6,416,002	(7,462,551)
Marketable securities to fair value	53,282	10,270
Loss on liquidation of Argentine government bonds	(5,404,936)	-
Others	-	(515)
Total	1,064,348	(7,452,796)

(1)	Under this concept there are ThCh$ 4,103,704 received (net), ThCh$ 7,383,530 paid (net) as of March 31, 2024 and 2023 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the three-months periods ended as of March 31,
	2024	2023
	ThCh$	ThCh$
Finance income	12,703,221	10,393,133
Finance costs	(19,368,518)	(20,451,345)
Gains (losses) on exchange differences	(8,467,435)	(4,327,369)
Result as per adjustment units	(1,879,441)	(1,656,078)

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	692,386,240	618,154,016
CLP	113,655,463	90,360,822
USD	564,278,906	499,873,696
Euros	1,166,238	1,516,762
ARS	4,925,141	19,758,284
UYU	4,200,230	2,635,618
PYG	2,326,717	2,147,017
BOB	707,645	1,069,435
Others currencies	1,125,900	792,382
Others financial assets	11,076,667	7,440,650
CLP	710,138	467,851
UF	4,183,742	3,844,154
USD	4,847,471	442,366
Euros	42,024	3,553
PYG	1,234,792	2,656,724
Others currencies	58,500	26,002
Others non-financial assets	36,545,476	29,674,705
CLP	5,297,550	13,939,522
UF	-	1,362,467
USD	4,874,968	2,041,504
Euros	11,759,092	3,206,787
ARS	13,549,342	8,344,924
UYU	208,238	144,716
PYG	568,050	445,094
BOB	235,988	164,498
Others currencies	52,248	25,193
Trade and other current receivables	404,033,048	446,486,753
CLP	231,306,572	291,883,346
UF	70,858	54,212
USD	47,894,518	43,734,334
Euros	9,894,975	8,114,465
ARS	86,959,391	77,006,575
UYU	7,099,575	6,514,410
PYG	15,220,777	13,996,752
BOB	3,388,232	2,856,786
Others currencies	2,198,150	2,325,873
Accounts receivable from related parties	6,533,920	9,040,528
CLP	4,624,801	7,827,338
USD	-	13,136
Euros	101,278	115,166
ARS	1,807,841	1,084,888
Inventories	433,720,308	425,728,432
CLP	360,647,369	376,468,075
ARS	54,005,423	30,448,514
UYU	3,657,230	3,734,911
PYG	11,843,541	11,498,310
BOB	3,245,923	3,156,669
Others currencies	320,822	421,953
Biological assets	11,540,705	14,764,284
CLP	9,142,737	13,191,601
ARS	2,397,968	1,572,683
Current tax assets	34,289,979	28,786,247
CLP	22,701,809	22,123,418
USD	-	23,022
ARS	11,020,681	6,151,570
UYU	567,489	383,149
PYG	-	105,088
Non-current assets of disposal groups classified as held for sale	20,880,877	21,607,472
CLP	20,207,777	20,207,776
ARS	673,100	1,399,696
Total current assets	1,651,007,220	1,601,683,087

CLP	768,294,216	836,469,749
UF	4,254,600	5,260,833
USD	621,895,863	546,128,058
Euros	22,963,607	12,956,733
ARS	175,338,887	145,767,134
UYU	15,732,762	13,412,804
PYG	31,193,877	30,848,985
BOB	7,577,788	7,247,388
Others currencies	3,755,620	3,591,403
Total current assets by currencies	1,651,007,220	1,601,683,087

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Non-current assets
Others financial assets	31,126,314	29,981,745
UF	31,126,314	29,981,745
Trade and other non-current receivables	3,366,957	3,313,742
CLP	260,649	93,543
UF	1,995,620	2,207,319
ARS	1,110,688	1,012,880
Others non-financial assets	14,574,068	12,311,027
CLP	5,656,184	7,502,550
ARS	8,849,724	4,773,697
UYU	39,658	16,087
PYG	28,502	18,693
Accounts receivable from related parties	42,506	42,506
CLP	42,506	42,506
Investments accounted for using equity method	177,649,601	149,593,180
CLP	12,872,106	12,473,973
USD	938,815	863,171
ARS	16,130,462	9,694,302
Others currencies	147,708,218	126,561,734
Intangible assets other than goodwill	183,498,826	153,123,207
CLP	94,297,249	93,780,810
ARS	70,932,550	43,067,681
UYU	5,751,994	4,959,318
PYG	4,810,925	4,423,253
BOB	7,706,108	6,892,145
Goodwill	148,182,721	127,592,056
CLP	79,120,778	79,120,778
ARS	45,718,764	27,728,301
UYU	5,996,530	5,155,840
PYG	5,946,651	5,401,679
BOB	11,399,998	10,185,458
Property, plant and equipment (net)	1,433,997,921	1,273,987,695
CLP	1,000,781,199	990,106,233
ARS	360,733,983	219,700,188
UYU	17,216,162	14,989,123
PYG	25,059,392	22,799,672
BOB	30,194,441	26,379,198
Others currencies	12,744	13,281
Investment property	11,219,795	8,121,156
CLP	3,293,824	3,300,887
ARS	7,925,971	4,820,269
Right of use assets	37,753,382	35,745,221
CLP	2,033,597	2,365,647
UF	31,974,173	30,661,437
ARS	3,573,803	2,543,786
UYU	171,809	174,351
Deferred tax assets	24,673,267	28,451,658
CLP	21,340,707	24,961,135
USD	1,549,491	1,349,518
ARS	659,961	1,474,155
UYU	665,024	571,790
PYG	412,595	68,224
Others currencies	45,489	26,836
Total non-current assets	2,066,085,358	1,822,263,193

CLP	1,219,698,799	1,213,748,062
UF	65,096,107	62,850,501
USD	2,488,306	2,212,689
ARS	515,635,906	314,815,259
UYU	29,841,177	25,866,509
PYG	36,258,065	32,711,521
BOB	49,300,547	43,456,801
Others currencies	147,766,451	126,601,851
Total non-current assets by currencies	2,066,085,358	1,822,263,193

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of March 31, 2024		As of December 31, 2023
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	13,691,689	60,331,659	58,731,009	48,420,591
CLP	261,298	24,079,716	2,367,748	17,037,708
UF	409,656	29,772,885	3,242,883	28,374,241
USD	12,632,623	3,171,289	52,714,405	362,118
Euros	91,920	30,165	212,407	49,840
ARS	-	-	54,804	-
BOB	212,560	3,273,050	113,368	2,596,684
Others currencies	83,632	4,554	25,394	-
Current lease liabilities	1,928,180	5,066,530	2,084,679	5,057,681
CLP	82,402	137,753	81,801	96,742
UF	1,584,550	4,338,827	1,693,771	4,228,695
USD	162,354	402,186	159,760	445,300
Euros	11,836	23,671	10,764	32,291
ARS	44,867	105,513	103,598	181,762
UYU	42,171	58,580	34,985	72,891
Trade and other current payables	384,032,832	6,176,164	432,447,718	2,526,445
CLP	227,075,129	2,911,278	272,728,937	1,700,735
USD	53,917,233	1,638,728	48,552,262	307,940
Euros	13,598,361	22,072	10,018,064	88,592
ARS	71,441,592	-	84,199,465	-
UYU	3,995,180	-	3,941,952	-
PYG	9,590,163	1,255,064	8,050,252	21,859
BOB	4,291,230	349,022	4,833,519	407,319
Others currencies	123,944	-	123,267	-
Accounts payable to related parties	67,980,409	-	55,140,630	-
CLP	6,131,982	-	7,638,951	-
USD	1,835,674	-	4,045,747	-
Euros	39,050,601	-	34,075,498	-
ARS	19,146,071	-	9,229,527	-
PYG	-	-	1,131	-
BOB	55,790	-	91,998	-
Others currencies	1,760,291	-	57,778	-
Other current provisions	233,369	2,244,059	256,669	2,244,058
CLP	208,465	2,244,059	233,330	2,244,058
ARS	17,991	-	17,059	-
PYG	6,913	-	6,280	-
Current tax liabilities	10,723,446	11,807,816	4,486,182	5,452,482
CLP	5,917,094	11,793,064	4,114,496	2,819,345
USD	103,959	-	-	-
ARS	3,997,607	-	-	2,618,385
UYU	545,776	-	371,686	-
PYG	159,010	-	-	-
Others currencies	-	14,752	-	14,752
Provisions for employee benefits	10,171,599	19,463,024	22,293,579	16,419,714
CLP	663,340	19,463,024	14,279,763	16,419,714
ARS	8,106,362	-	6,569,427	-
UYU	956,965	-	649,101	-
PYG	69,110	-	560,016	-
BOB	375,822	-	235,272	-
Others non-financial liabilities	37,164,739	34,554,995	906	31,920,291
CLP	37,163,784	33,006,571	-	30,980,829
ARS	955	1,548,424	906	939,462
Total current liabilities	525,926,263	139,644,247	575,441,372	112,041,262

CLP	277,503,494	93,635,465	301,445,026	71,299,131
UF	1,994,206	34,111,712	4,936,654	32,602,936
USD	68,651,843	5,212,203	105,472,174	1,115,358
Euros	52,752,718	75,908	44,316,733	170,723
ARS	102,755,445	1,653,937	100,174,786	3,739,609
UYU	5,540,092	58,580	4,997,724	72,891
PYG	9,825,196	1,255,064	8,617,679	21,859
BOB	4,935,402	3,622,072	5,274,157	3,004,003
Others currencies	1,967,867	19,306	206,439	14,752
Total current liabilities by currency	525,926,263	139,644,247	575,441,372	112,041,262

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of March 31, 2024			As of December 31, 2023
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	130,971,688	172,589,029	996,958,264	130,645,698	172,465,574	931,134,835
CLP	11,419,932	152,754,667	-	14,665,317	153,022,502	-
UF	112,291,227	14,585,668	407,889,476	111,452,973	14,513,423	404,617,370
USD	1,459,901	-	582,696,614	-	-	520,409,088
BOB	5,800,628	5,248,694	6,372,174	4,527,408	4,929,649	6,108,377
Non-current lease liabilities	9,575,679	4,977,667	20,673,041	9,302,901	4,340,104	20,418,734
CLP	67,209	-	-	-	-	-
UF	8,442,238	4,545,781	19,491,430	8,168,512	3,925,739	19,363,752
USD	742,157	337,960	1,147,041	797,652	325,315	1,011,076
ARS	248,707	93,926	34,570	260,266	89,050	43,906
UYU	75,368	-	-	76,471	-	-
Trade and other non-current payables	108,815	-	-	88,596	-	-
CLP	100,639	-	-	79,135	-	-
UF	8,176	-	-	9,461	-	-
Accounts payable to related companies	536,083	-	-	536,083	-	-
CLP	536,083	-	-	536,083	-	-
Other non- current provisions	-	223,157	31,852	-	193,900	23,672
ARS	-	28,142	31,852	-	26,226	23,672
UYU	-	195,015	-	-	167,674	-
Deferred tax liabilities	41,613,881	18,093,882	74,810,298	31,622,865	10,650,020	44,084,010
CLP	29,316,067	9,124,988	29,322,886	28,922,360	8,077,467	28,562,262
ARS	12,289,062	8,963,059	41,899,106	2,692,555	2,567,253	12,338,003
UYU	-	-	1,092,561	-	-	946,054
PYG	8,752	5,835	526,271	7,950	5,300	478,042
BOB	-	-	1,969,474	-	-	1,759,649
Provisions for employee benefits	917,928	-	40,042,688	738,964	-	38,847,404
CLP	-	-	36,846,568	-	-	36,897,268
ARS	-	-	3,196,120	-	-	1,950,136
BOB	917,928	-	-	738,964	-	-
Others non-financial liabilities	996,926	996,926	1,869,238	996,926	996,926	1,993,853
CLP	996,926	996,926	1,869,238	996,926	996,926	1,993,853
Total non-current liabilities	184,721,000	196,880,661	1,134,385,381	173,932,033	188,646,524	1,036,502,508

CLP	42,436,856	162,876,581	68,038,692	45,199,821	162,096,895	67,453,383
UF	120,741,641	19,131,449	427,380,906	119,630,946	18,439,162	423,981,122
USD	2,202,058	337,960	583,843,655	797,652	325,315	521,420,164
ARS	12,537,769	9,085,127	45,161,648	2,952,821	2,682,529	14,355,717
UYU	75,368	195,015	1,092,561	76,471	167,674	946,054
PYG	8,752	5,835	526,271	7,950	5,300	478,042
BOB	6,718,556	5,248,694	8,341,648	5,266,372	4,929,649	7,868,026
Total non-current liabilities by currency	184,721,000	196,880,661	1,134,385,381	173,932,033	188,646,524	1,036,502,508

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of March 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Within 1 year	69,460,446	79,375,436
Between 1 and 5 years	89,430,775	97,947,446
Total	158,891,221	177,322,882

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of March 31, 2024 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	767,912,839	15,658,595
Between 1 and 5 years	1,424,747,312	4,994,430
More than 5 years	823,835,384	-
Total	3,016,495,535	20,653,025

Capital investment commitments

As of March 31, 2024 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 57,676,179.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

Trials and claim

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Compañía Cervecerías Unidas S.A.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 25,124
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 315,214 and ThCh$ 325,331 as of March 31, 2024 and December 31, 2023, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 - Income Tax.

Guarantees

As of March 31, 2024, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2024
Banco Colpatria	US$ 4,000,000	July 19, 2024
Banco Colpatria	US$ 13,500,000	August 31, 2024
Banco Colpatria	US$ 4,289,340	September 6, 2024

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 20, 2024

F-130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) March 31, 2024

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

Note 36 Subsequent Events

a)	On April 3, 2024, the sale of a portion of land located in the district of Quilicura, Metropolitan Region (See Note 14 - Non-current assets of disposal groups classified as held for sale, letter a)) for ThCh$ 49,681,035, was completed. As a result of this transaction, a profit before income tax of ThCh$ 28,668,933 was determined.

b)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of March 31, 2024 have been approved by the Board of Directors on May 8, 2024.

c)	After March 31, 2024 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-131

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 10, 2024